255 Fiserv Drive
Brookfield, Wisconsin 53045
April 10, 2018

You are cordially invited to attend the annual meeting of shareholders of Fiserv, Inc. to be held at our office in Brookfield, Wisconsin on Wednesday, May 23, 2018 at 10:00 a.m. (CT). Information about the meeting and the matters on which shareholders will act is set forth in the accompanying Notice of 2018 Annual Meeting of Shareholders and Proxy Statement. You can find financial and other information about Fiserv in our Form 10-K for the fiscal year ended December 31, 2017. We welcome your comments or inquiries about our business that would be of general interest to shareholders during the meeting.

We urge you to be represented at the annual meeting, regardless of the number of shares you own or whether you are able to attend the annual meeting in person, by voting as soon as possible. Shareholders can vote their shares via the Internet, by telephone or by mailing a completed and signed proxy card (or voting instruction form if you hold your shares through a broker).

Sincerely,



Jeffery W. Yabuki
President and Chief Executive Officer

fiserv.

Notice of 2018 Annual Meeting of Shareholders

Time and Date:
Wednesday, May 23, 2018 at 10:00 a.m. (CT)

Place:
Fiserv, 255 Fiserv Drive, Brookfield, Wisconsin 53045

Matters To Be Voted On:
1. Election of ten directors to serve for a one-year term and until their successors are elected and qualified.

2. Approval of the material terms of the performance goals under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan.

3. Approval, on an advisory basis, of the compensation of our named executive officers.

4. Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2018.

5. Shareholder proposal relating to executive pay confidential voting, if properly presented.

   Any other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Who Can Vote:
Holders of Fiserv stock at the close of business on March 23, 2018.

Date of Mailing:
On April 10, 2018, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.

By Order of the Board of Directors,

Lynn S. McCreary
Secretary
April 10, 2018

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 23, 2018: The proxy statement, 2017 Annual Report on Form 10-K and the means to vote by Internet are available at http://www.proxyvote.com.



Proxy Statement Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting

Time and Date: Wednesday, May 23, 2018 at 10:00 a.m. (CT)

Place: Fiserv
255 Fiserv Drive
Brookfield, Wisconsin 53045

Record Date: March 23, 2018

Voting: Shareholders as of the record date are entitled to vote: by Internet at www.proxyvote.com; by telephone at 1-800-690-6903; by completing and returning their proxy card or voter instruction card; or in person at the annual meeting (shareholders who hold shares through a bank, broker or other nominee must obtain a legal proxy from their bank, broker or other nominee granting the right to vote).

Proxy Statement

This proxy statement is furnished in connection with the solicitation on behalf of the board of directors of Fiserv, Inc., a Wisconsin corporation, of proxies for use at our 2018 annual meeting of shareholders. This proxy statement is being made available on or about April 10, 2018 to our shareholders entitled to vote at the annual meeting.

Purposes of Annual Meeting

Agenda Item	Board Vote Recommendation	Page Reference for More Detail
1. Election of Directors The board of directors has nominated ten individuals for election as directors. All nominees are currently serving as directors and all, except Mr. Yabuki, our president and chief executive officer, are independent. We believe that each nominee for director has the requisite experience, integrity and sound business judgment to serve as a director.	FOR each Director Nominee	11
2. Approval of Material Terms of Performance Goals under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan Our board of directors is seeking shareholder approval of the material terms of the performance goals under the Incentive Plan to potentially permit certain awards granted after the annual meeting of shareholders to continue to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, as amended.	FOR	28

Agenda Item	Board Vote Recommendation	Page Reference for More Detail
3. Advisory Vote on Named Executive Officer Compensation The board of directors is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our compensation program for our named executive officers is designed to create long-term shareholder value by rewarding performance as described in the "Compensation Discussion and Analysis" section of this proxy statement.	FOR	40
4. Ratification of Appointment of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm As a matter of good corporate governance, the audit committee of the board of directors is seeking ratification of its appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2018.	FOR	73
5. Shareholder Proposal Relating to Executive Pay Confidential Voting (if properly presented) Our shareholder communications and proxy solicitation methods are designed to foster an open dialogue with our shareholders, including in the area of executive compensation, while allowing for confidentiality as desired. In light of the potential negative consequences that this proposal could have, as further described herein, we do not believe that this proposal is in the best interest of our company or its shareholders.	AGAINST	75

Executing on Our Strategy

In 2017, we generated GAAP revenue growth of 3% and internal revenue growth of 4% compared to 2016 as well as GAAP earnings per share from continuing operations of $2.86 and adjusted earnings per share of $2.56, both as adjusted for the two-for-one split of our common stock completed in March 2018. This represents a 38% and 15% increase in GAAP earnings per share from continuing operations and adjusted earnings per share, respectively, over 2016. We had net cash provided by operating activities of $1.48 billion and free cash flow of $1.22 billion in 2017, a 4% and 13% increase, respectively, compared to the prior year. We also made progress in strategic areas that we believe will enhance our future results, and we continued to enhance our level of competitive differentiation which we believe is essential to sustaining future growth. As discussed further in the "Compensation Discussion and Analysis" section of this proxy statement, our named executive officer compensation for 2017 was paid or awarded in the context of these results.

Internal revenue growth, adjusted earnings per share and free cash flow are non-GAAP financial measures. See Appendix A to this proxy statement for information regarding these measures and reconciliations to the most directly comparable GAAP measures.

Recent Governance Highlights

In 2017, we appointed a new independent chairman of our board of directors and appointed a new chair for each of our compensation and audit committees. In addition, in 2018, we added a new independent director to our board, making him the fourth new independent director to join our board in the last four years.

Recent Compensation Highlights

In 2017, our compensation committee granted performance share units to all our named executive officers other than Mr. Yabuki. These performance share units have a three-year performance period, and the number of shares issued at vesting will be based on the company's achievement of internal revenue growth goals, subject to attaining a threshold level of adjusted income from continuing operations over such three-year period. In 2017, two-thirds of the compensation we paid to all our named executive officers was in the form of equity.

In 2018, to further align the terms of the Incentive Plan with current best practices, our compensation committee approved amendments to our Incentive Plan to, among other things, impose a one-year minimum vesting requirement for equity awards, prohibit the cash buyout of underwater stock options, and clarify that certain shares cannot be re-credited to the Incentive Plan reserve.

We encourage you to review the entire "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under "Executive Compensation."

Compensation Practices

What We Do

✔ Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

✔ We provide cash incentive awards based on achievement of annual performance goals and equity compensation that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers to the extent our stock price increases over time.

✔ In furtherance of our pay-for-performance philosophy, we grant performance share units. The number of shares issued at vesting is determined by the achievement of performance goals over a three-year period.

✔ We have a stock ownership policy that requires our directors and executive officers to acquire and maintain a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders.

✔ We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

✔ We have a compensation recoupment, or "clawback," policy.

What We Don't Do

✘ We don't have excise tax gross-up arrangements with any of our executive officers, and we have a policy not to enter into such arrangements in the future.

✘ We don't provide separate pension programs or a supplemental executive retirement plan to our named executive officers.

✘ We generally don't provide personal-benefit perquisites to our named executive officers.

Board Nominees

The board met six times during 2017 and each of our directors attended 75% or more of the aggregate number of meetings of the board and the committees on which he or she served, in each case while the director was serving on our board of directors or such committees, as applicable, during 2017. The following table provides summary information on each director nominee. All candidates were nominated in accordance with the company's governance guidelines. For more information about each director nominee, please see their full biographies beginning on page 12.

Name	Age	Director Since	Principal Occupation	Independent	Current Committee Memberships
Alison Davis	56	2014	Advisor, Fifth Era	✔	Audit
Harry F. DiSimone	63	2018	President, Commerce Advisors, Inc.	✔	Compensation
John Y. Kim	57	2016	President, New York Life Insurance Company	✔	Audit
Dennis F. Lynch	69	2012	Chairman, Cardtronics plc	✔	Compensation Nominating and Corp. Governance
Denis J. O'Leary	61	2008	Investor	✔	Audit * Nominating and Corp. Governance
Glenn M. Renwick	62	2001	Chairman, Fiserv, Inc. and The Progressive Corporation	✔	
Kim M. Robak	62	2003	Partner, Mueller Robak, LLC	✔	Compensation Nominating and Corp. Governance *
JD Sherman	52	2015	President and Chief Operating Officer, HubSpot, Inc.	✔	Audit
Doyle R. Simons	54	2007	President and Chief Executive Officer, Weyerhaeuser Company	✔	Compensation *
Jeffery W. Yabuki	58	2005	President and Chief Executive Officer, Fiserv, Inc.		

* Committee Chair

Proxy and Voting Information

The board of directors of Fiserv, Inc., a Wisconsin corporation, is soliciting proxies in connection with our annual meeting of shareholders to be held on Wednesday, May 23, 2018 at 10:00 a.m. (CT), or at any adjournment or postponement of the meeting. On April 10, 2018, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders entitled to vote at the annual meeting.

Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations adopted by the Securities and Exchange Commission, we may furnish our proxy statement and annual report to shareholders of record by providing access to those documents via the Internet instead of mailing printed copies. The notice you received regarding the Internet availability of our proxy materials (the "Notice") provides instructions on how to access our proxy materials and cast your vote over the Internet, by telephone or by mail.

Shareholders' access to our proxy materials via the Internet allows us to reduce printing and delivery costs and lessen adverse environmental impacts. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the Notice for requesting those materials.

Solicitation of Proxies

We will pay the cost of soliciting proxies on behalf of the board of directors. Our directors, officers and other employees may solicit proxies by mail, personal interview, telephone or electronic communication. None of them will receive any special compensation for these efforts.

We have retained the services of Georgeson LLC ("Georgeson") to assist us in soliciting proxies. Georgeson may solicit proxies by personal interview, mail, telephone or electronic communications. We expect to pay Georgeson its customary fee, approximately $10,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We also have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy materials to beneficial owners of shares. We will reimburse such record holders for the reasonable out-of-pocket expenses incurred by them in connection with forwarding proxy materials.

Proxies solicited hereby will be tabulated by an inspector of election, who will be designated by the board of directors and will not be an employee or director of Fiserv, Inc.

Holders Entitled to Vote

The board of directors has fixed the close of business on March 23, 2018 as the record date for determining the shareholders entitled to notice of, and to vote at, the annual meeting. On the record date, there were 411,172,891 shares of common stock outstanding and entitled to vote, and we had no other classes of securities outstanding.

All of these shares are to be voted as a single class, and you are entitled to cast one vote for each share you held as of the record date on all matters submitted to a vote of shareholders.

Voting Your Shares

You may vote:

By Internet
Visit www.proxyvote.com

By telephone
Dial toll-free 1-800-690-6903

By mailing your proxy card
If you requested a printed copy of the proxy materials, mark your vote on the proxy card, sign and date it, and return it in the enclosed envelope.

In person
If you are a shareholder of record you may join us in person at the annual meeting to be held at our Brookfield, Wisconsin headquarters.

Voting through the Internet or by telephone. You may direct your vote by proxy without attending the annual meeting. You can vote by proxy over the Internet or by telephone until 11:59 p.m. (ET) on May 22, 2018 by following the instructions provided in the Notice. Shareholders voting via the Internet or by telephone will bear any costs associated with electronic or telephone access, such as usage charges from Internet access providers and telephone companies.

Voting by proxy card. If you requested a printed copy of the proxy materials, you may vote by returning a proxy card that is properly signed and completed. The shares represented by that card will be voted as you have specified.

Banks, brokers or other nominees. Shareholders who hold shares through a bank, broker or other nominee may vote by the methods that their bank or broker makes available, in which case the bank or broker will include instructions with the Notice or this proxy statement. If you wish to vote in person at the annual meeting, you must obtain a legal proxy from your bank, broker or other nominee giving you the right to vote the shares at the annual meeting.

401(k) savings plan. An individual who has a beneficial interest in shares of our common stock allocated to his or her account under the Fiserv, Inc. 401(k) savings plan may vote the shares of common stock allocated to his or her account. We will provide instructions to participants regarding how to vote. If no direction is provided by the participant about how to vote his or her shares by 11:59 p.m. (ET) on May 20, 2018, the trustee of the Fiserv, Inc. 401(k) savings plan will vote the shares in the same manner and in the same proportion as the shares for which voting instructions are received from other participants, except that the trustee, in the exercise of its fiduciary duties, may determine that it must vote the shares in some other manner.

Proxies

Glenn M. Renwick, Chairman of the board of directors, Jeffery W. Yabuki, President and Chief Executive Officer, and Lynn S. McCreary, Chief Legal Officer and Secretary, have been selected by the board of directors as proxy holders and will vote shares represented by valid proxies. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies.

If nothing is specified, the proxies will be voted: "FOR" each of the board's nominees for director; "FOR" proposals two, three and four; and "AGAINST" proposal five, if properly presented at the annual meeting.

Our board of directors is unaware of any other matters that may be presented for action at our annual meeting. If other matters do properly come before the annual meeting or any adjournments or postponements thereof, it is intended that shares represented by proxies will be voted in the discretion of the proxy holders.

You may revoke your proxy at any time before it is exercised by doing any of the following:

- entering a new vote using the Internet or by telephone

- giving written notice of revocation to Lynn S. McCreary, Chief Legal Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045

- submitting a subsequently dated and properly completed proxy card

- attending the annual meeting and voting in person

However, if your shares are held of record by a bank, broker or other nominee, you must obtain a proxy issued in your name from the record holder.

Quorum

The presence, in person or by proxy, of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting will constitute a quorum for the transaction of business. Holders of shares that abstain from voting or that are subject to a broker non-vote will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient votes for a quorum or to approve a proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed, in our sole discretion, in order to permit the further solicitation of proxies.

Required Vote

Proposal	Voting Standard
1. Election of directors	A director will be elected if the number of shares voted "for" that director's election exceeds the number of votes cast "withheld" with respect to that director's election.
2. To approve the material terms of the performance goals under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
3. To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
4. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2018	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
5. To vote on a shareholder proposal relating to executive pay confidential voting, if properly presented at the annual meeting	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.

For each of these proposals, abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on its outcome.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 7, 2018 by: each current director and director nominee; each executive officer appearing in the Summary Compensation Table; all directors and executive officers as a group; and any person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock based on our review of the reports regarding ownership filed with the Securities and Exchange Commission in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). In March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis.

Name and Address of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent of Class[3]
T. Rowe Price Associates, Inc.[4] 100 E. Pratt Street Baltimore, Maryland 21202	59,174,660	14.4%
The Vanguard Group, Inc.[5] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	42,682,932	10.4%
BlackRock, Inc.[6] 55 East 52nd Street New York, New York 10055	30,093,092	7.3%
Jeffery W. Yabuki	4,518,236	1.1%
Robert W. Hau	14,336	*
Mark A. Ernst[7]	1,039,694	*
Devin B. McGranahan	37,168	*
Byron C. Vielehr	391,568	*
Alison Davis	19,682	*
Harry F. DiSimone	706	*
John Y. Kim	7,614	*
Dennis F. Lynch	49,900	*
Denis J. O'Leary	133,006	*
Glenn M. Renwick	294,868	*
Kim M. Robak	136,718	*
JD Sherman	14,540	*
Doyle R. Simons	172,052	*
All directors and executive officers as a group (17 people)	7,094,044	1.7%

* Less than 1%.

(1) Unless otherwise indicated, the address for each beneficial owner is care of Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

(2) All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to us by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws.

Includes stock options, which, as of March 7, 2018, were exercisable currently or within 60 days: Mr. Yabuki – 3,715,362; Mr. Hau – 14,336; Mr. Ernst – 930,964; Mr. McGranahan – 7,168; Mr. Vielehr – 370,560; Ms. Davis – 14,862; Mr. Kim – 4,100; Mr. Lynch – 37,720; Mr. O'Leary – 63,952; Mr. Renwick – 79,268;

Ms. Robak – 50,224; Mr. Sherman – 7,964; Mr. Simons – 91,516; and all directors and executive officers as a group – 5,556,084.

Includes shares deferred under vested restricted stock units: Ms. Davis – 4,652; Mr. Kim – 1,200; Mr. Lynch – 12,180; Mr. O'Leary – 25,412; Mr. Renwick – 32,392; Ms. Robak – 15,648; Mr. Simons – 32,392; and all directors and executive officers as a group – 123,876.

Also includes shares eligible for issuance in connection with the deferral of cash compensation pursuant to the non-employee director deferred compensation plan: Mr. Kim – 2,184; Mr. O'Leary – 34,842; Mr. Renwick – 42,220; Ms. Robak – 15,862; Mr. Simons – 37,212; and all directors as a group – 132,320.

Mr. Yabuki is a trustee of the Yabuki Family Foundation which holds 236,428 shares of our common stock. As a trustee, Mr. Yabuki has voting and investment power over the shares held by the foundation. These shares are, accordingly, included in his reported beneficial ownership.

(3) On March 7, 2018, there were 412,202,114 shares of common stock outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, shares deferred pursuant to vested restricted stock units and shares eligible for issuance pursuant to the non-employee director deferred compensation plan are deemed outstanding for the purposes of calculating the number and percentage owned by such shareholder but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4) Based on a Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on February 14, 2018 with the Securities and Exchange Commission, which indicates that these securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser and with power to direct investments and/or sole power to vote the securities. According to the

Schedule 13G, Price Associates exercises sole voting power over 17,547,536 of the securities and sole dispositive power over 59,174,660 of the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5) Based on a Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on February 9, 2018 with the Securities and Exchange Commission, which indicates that the Vanguard Group exercises sole voting power over 603,548 of the securities, shared voting power over 121,996 of the securities, sole dispositive power over 41,977,408 of the securities and shared dispositive power over 705,524 of the securities. According to the Schedule 13G, Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 467,116 of the securities as a result of VFTC serving as investment manager of collective trust accounts, and Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 371,828 of the securities as a result of VIA serving as investment manager of Australian investment offerings.

(6) Based on a Schedule 13G filed by BlackRock, Inc. ("BlackRock") on January 25, 2018 with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, BlackRock exercises sole voting power over 26,381,270 of the securities and sole dispositive power over 30,093,092 of the securities.

(7) Mr. Ernst served as our chief operating officer until April 1, 2018 and is included in the amounts shown above for all directors and executive officers as a group.

Proposal 1. Election of Directors

Our Board of Directors

All directors will be elected to hold office for a term expiring at the next annual meeting of shareholders and until their successors have been elected and qualified.

All of the nominees for election as director at the annual meeting are incumbent directors. No nominee for director has been nominated pursuant to any agreement or understanding between us and any person, and there are no family relationships among any of our directors or executive officers. These nominees have consented to serve as a director if elected, and management has no reason to believe that any nominee will be unable to serve. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted in favor of the nominees proposed by the board of directors. In the event that any director nominee becomes unavailable for re-election as a result of an unexpected occurrence, shares will be voted for the election of such substitute nominee, if any, as the board of directors may propose. The affirmative vote of a majority of votes cast is required for the election of directors.

Majority Voting

Our by-laws provide that each director will be elected by the majority of the votes cast with respect to that director's election at any meeting of shareholders for the election of directors, other than a contested election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "withheld" with respect to that director's election. In a contested election, each director will be elected by a plurality of the votes cast with respect to that director's election. Once our chairman of the board determines that a contested election exists in accordance with our by-laws, the plurality vote standard will apply at a meeting at which a quorum is present regardless of whether a contested election continues to exist as of the date of such meeting.

Our by-laws further provide that, in an uncontested election of directors, any nominee for director who is already serving as a director and receives a greater number of votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation. The nominating and corporate governance committee of the board of directors will then promptly consider the tendered resignation, and the committee will recommend to the board whether to accept or reject it. Following the board's decision, we will promptly file a Current Report on Form 8-K with the Securities and Exchange Commission that sets forth the board's decision whether to accept the resignation as tendered, including a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation. Any director who tenders a resignation pursuant to this provision will not participate in the committee recommendation or the board consideration regarding whether to accept the tendered resignation.

Nominees for Election

Each person listed below is nominated for election to serve as a director until the next annual meeting of shareholders and until his or her successor is elected and qualified. **The board of directors recommends that you vote "FOR" each of its nominees for director.**

Alison Davis, 56

- Director since 2014

- Audit Committee member

- Principal occupation: Advisor, Fifth Era

- Experience in global financial services, corporate strategy and financial management

Ms. Davis is an advisor to Fifth Era, a firm that invests in and incubates early stage technology companies, and previously served as its Managing Partner from 2011 to 2015. Prior to Fifth Era, she was the Managing Partner of Belvedere Capital Partners, Inc., a private equity firm serving the financial services sector, from 2004 to 2010. Prior to joining Belvedere, she served as Chief Financial Officer for Barclays Global Investors, an institutional asset manager that is now part of BlackRock, Inc., from 2000 to 2003, a senior partner at A.T. Kearney, Inc., a leading global management consulting firm, from 1993 to 2000, and a consultant at McKinsey & Company, another leading global management consulting firm, from 1984 to 1993.

In the past five years, in addition to Fiserv, Ms. Davis has served as a director at the following publicly traded companies: Royal Bank of Scotland Group plc (current), a British bank holding company, Unisys Corporation (current), a global information technology company, Ooma, Inc. (current), a consumer telecommunications company, Diamond Foods, Inc. (former), a packaged food company, and Xoom Corporation (former), a digital money transfer provider. Ms. Davis has announced her decision not to stand for reelection as a director of Unisys Corporation at Unisys's 2018 annual meeting of shareholders scheduled for April 2018.

The board concluded that Ms. Davis should be a director of the company because of her extensive experience in global financial services, corporate strategy and financial management.

Harry F. DiSimone, 63

- Appointed in 2018

- Compensation Committee member

- Principal occupation: President, Commerce Advisors, Inc.

- Extensive experience in the banking, payments and financial services industries

Mr. DiSimone founded and has served as President of Commerce Advisors, Inc., a consulting and advisory services firm for the retail financial services and payments industries, since 2008. From 2010 to 2015, he served as Co-Managing Partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States, which Mr. DiSimone also co-founded. Prior to 2008, Mr. DiSimone spent over 30 years at J.P. Morgan Chase & Company and its predecessor organizations holding various senior level positions including Executive Vice President, Chief Operating Officer of the Chase credit card business, Private Label Card and Merchant Processing Executive, Retail Bank Chief Marketing Officer, Consumer Banking, Investments and Insurance Executive and Chase Personal Financial Services Executive.

Mr. DiSimone also currently serves as a director at iovation, Inc., a privately held global provider of consumer authentication and fraud prevention solutions, Reliant Funding, Inc., a privately held provider of short-term small business loans, and ClearBalance Inc., a privately held provider of patient loan programs to hospitals and health care systems nationwide.

Mr. DiSimone previously advised a number of retail banking and payment organizations, including The Direct Marketing Association (now known as The Data & Marketing Association), the NYCE Payment Network, Chase Paymentech, MasterCard's U.S. Business Committee, Visa Global Advisors, the New York Clearing House's Strategic Planning Committee and the Federal Reserve Bank's Payment Card Council.

Mr. DiSimone was recommended to the nominating and corporate governance committee by one of the company's independent directors. The board concluded that Mr. DiSimone should be a director of the company because of his extensive experience in the banking, payments and financial services industries.

John Y. Kim, 57

- Director since 2016

- Audit Committee member

- Principal occupation: President, New York Life Insurance Company

- Experience in the financial services industry

Mr. Kim has served as President of New York Life Insurance Company, a mutual life insurance company, since 2015. Since 2008, Mr. Kim served in various other positions at New York Life, including as its Chief Investment Officer from 2011 to 2015; President of the Investments Group from 2012 to 2015; and Chief Executive Officer and President of New York Life Investments from 2008 to 2012. Prior to joining New York Life in 2008, Mr. Kim was President of Prudential Retirement, a provider of retirement plan solutions, and its predecessor organization, CIGNA Retirement and Investment Services, from 2002 to 2007. Mr. Kim also served as Chief Executive Officer of Bondbook, an electronic bond trading company, from 2001 to 2002; President and CEO of Aeltus Investment Management Inc., now known as ING Investment Management Company, from 1994 to 2000; and Managing Director of Mitchell Hutchins Asset Management, Inc., now part of UBS Global Asset Management, from 1993 to 1994.

In the past five years, in addition to Fiserv, Mr. Kim has served on the board of trustees of Eversource Energy (current), a publicly traded public utility holding company, and as a director at New York Life Insurance and Annuity Corporation (current), a wholly owned life insurance subsidiary of New York Life and registered investment company.

The board concluded that Mr. Kim should be a director of the company because of his extensive experience in the financial services industry.

Dennis F. Lynch, 69

- Director since 2012

- Compensation Committee and Nominating and Corporate Governance Committee member

- Principal occupation: Chairman, Cardtronics plc

- Experience in the payments industry

Mr. Lynch is Chairman of Cardtronics plc, a publicly traded company and the largest owner and operator of retail ATMs worldwide. He was appointed Chairman in 2010 and has served as a director of Cardtronics since 2008. Mr. Lynch is also a director, and former Chairman, of the Secure Remote Payments Council, a cross-industry organization dedicated to accelerating the growth, development and market adoption of more secure e-commerce and mobile payments. He previously served as: Chairman and Chief Executive Officer of RightPath Payments, Inc. from 2005 to 2008; a director of Open Solutions, Inc. from 2005 to 2007; President and Chief Executive Officer of NYCE Corporation from 1996 to 2004; and Chairman of Yankee 24 ATM Network from 1988 to 1990.

In the past five years, in addition to Fiserv, Mr. Lynch has served as a director at Cardtronics plc (current).

The board concluded that Mr. Lynch should be a director of the company because he has over 30 years of experience in the payments industry and is a leader in the introduction and growth of payment solutions.

Denis J. O'Leary, 61

- Director since 2008

- Audit Committee chair and Nominating and Corporate Governance Committee member

- Principal occupation: Investor

- Experience in the banking, technology and information services industries

Mr. O'Leary is a private investor, and from 2009 to 2015, he served as Co-Managing Partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States. From 2006 to 2009, he was a senior advisor to The Boston Consulting Group with respect to the enterprise technology, financial services and consumer payments industries. Through early 2003, he spent 25 years at J.P. Morgan Chase & Company and its predecessors in various capacities, including Director of Finance, Chief Information Officer, Head of Retail Banking, Managing Executive of Lab Morgan, and, from 1994 to 2003, Executive Vice President.

Mr. O'Leary also currently serves as a director at CrowdStrike, Inc., a privately held computer security software company, Hamilton State Bancshares, Inc., a privately held bank holding company, and The Warranty Group, Inc., a privately held provider of extended warranty programs and related benefits.

The board concluded that Mr. O'Leary should be a director of the company because of his extensive knowledge and experience in the banking, technology and information services industries.

Glenn M. Renwick, 62

- Chairman since 2017

- Director since 2001

- Principal occupations: Chairman, Fiserv, Inc. and The Progressive Corporation

- Experience in business leadership and information technology

Mr. Renwick became the chairman of our board of directors in May 2017. He is also the non-executive Chairman of The Progressive Corporation, a publicly traded property and casualty insurance company, and also served as its President and Chief Executive Officer from 2001 to 2016. Before being named Chief Executive Officer in 2001, Mr. Renwick served as Chief Executive Officer – Insurance Operations and Business Technology Process Leader from 1998 through 2000. Prior to that, he led Progressive's consumer marketing group and served as president of various divisions within Progressive. Mr. Renwick joined Progressive in 1986 as Auto Product Manager for Florida.

In the past five years, in addition to Fiserv, Mr. Renwick has served as a director at the following publicly traded companies: The Progressive Corporation (current) and UnitedHealth Group Incorporated (current), a provider of health insurance. Mr. Renwick has announced his decision to retire from The Progressive Corporation's board of directors when his current term ends at Progressive's annual meeting of shareholders scheduled for May 2018.

The board concluded that Mr. Renwick should be a director of the company because he is an accomplished business leader with information technology experience.

Kim M. Robak, 62

- Director since 2003

- Nominating and Corporate Governance Committee chair and Compensation Committee member

- Principal occupation: Partner at Mueller Robak, LLC

- Experience in law, government and technology

Ms. Robak has been a partner at Mueller Robak, LLC, a government relations firm, since 2004. Prior to that, Ms. Robak was Vice President for External Affairs and Corporation Secretary at the University of Nebraska from 1999 to 2004. Ms. Robak served as the Lieutenant Governor of the State of Nebraska from 1993 to 1999, as Chief of Staff from 1992 to 1993, and as Legal Counsel from 1991 to 1992. During her tenure in state government, she chaired the Governor's Information Resources Cabinet and led the Information Technology Commission of Nebraska.

Ms. Robak also currently serves as a director at Ameritas Mutual Holding Company, a privately held provider of life insurance, annuities, and mutual funds, Ameritas Life Insurance Corporation, a privately held life insurance company, and Union Bank & Trust Company, a privately held financial institution.

The board concluded that Ms. Robak should be a director of the company because she is an accomplished businessperson who brings a variety of experiences to the board through her work in law, government and technology.

JD Sherman, 52

- Director since 2015

- Audit Committee member

- Principal occupation:
  President and Chief Operating
  Officer, HubSpot, Inc.

- Experience in financial management
  and the information technology
  industry

Mr. Sherman has served as Chief Operating Officer of HubSpot, Inc., a publicly traded provider of marketing software, since 2012 and as its President since 2014. Prior to joining HubSpot, Mr. Sherman was Chief Financial Officer of Akamai Technologies, Inc., a provider of content delivery network services, from 2005 to 2012. Prior to 2005, Mr. Sherman served in various positions at International Business Machines Corporation, an information technology company.

In the past five years, in addition to Fiserv, Mr. Sherman has served as a director at Cypress Semiconductor Corporation (former), a publicly traded provider of programmable technology solutions. He also previously served as a director at 3Com Corporation, a global enterprise networking solutions provider, and AMIS Holdings, Inc., a designer and manufacturer of mixed-signal and digital products for the automotive, medical, industrial, military and aerospace sectors.

The board concluded that Mr. Sherman should be a director of the company because of his strong financial management experience in the information technology industry.

Doyle R. Simons, 54

- Director since 2007

- Compensation Committee chair

- Principal occupation:
  President and Chief Executive
  Officer, Weyerhaeuser Company

- Experience in senior management,
  financial and legal matters

Mr. Simons is President and Chief Executive Officer of Weyerhaeuser Company, a publicly traded company focused on timberlands and forest products. Prior to joining Weyerhaeuser in 2013, Mr. Simons served in a variety of roles for Temple-Inland, Inc., a manufacturing company focused on corrugated packaging and building products which was acquired in 2012. From 2007 to early 2012, he served as the Chairman and Chief Executive Officer; from 2005 to 2007, he was Executive Vice President; from 2003 to 2005, he served as its Chief Administrative Officer; from 2000 to 2003, he was Vice President – Administration; and from 1994 to 2000, he served as Director of Investor Relations.

In the past five years, in addition to Fiserv, Mr. Simons has served as a director at Weyerhaeuser Company (current).

The board concluded that Mr. Simons should be a director of the company because he is an accomplished businessperson with diverse experiences in senior management, financial and legal matters.

Jeffery W. Yabuki, 58

- Director since 2005

- Principal occupation:
  President and Chief Executive
  Officer, Fiserv, Inc.

- Experience in senior management
  positions including as chief
  executive officer of the company

Mr. Yabuki has served as our President and Chief Executive Officer since 2005. Before joining Fiserv, Mr. Yabuki served as Executive Vice President and Chief Operating Officer for H&R Block, Inc., a financial services firm, from 2002 to 2005. From 2001 to 2002, he served as Executive Vice President of H&R Block and from 1999 to 2001, he served as the President of H&R Block International. From 1987 to 1999, Mr. Yabuki held various executive positions with American Express Company, a financial services firm, including President and Chief Executive Officer of American Express Tax and Business Services, Inc.

In the past five years, in addition to Fiserv, Mr. Yabuki has served as a director at Royal Bank of Canada (current), a publicly traded financial institution. Mr. Yabuki also currently serves as a director at Ixonia Bancshares, Inc., a privately held bank holding company.

The board concluded that Mr. Yabuki should be a director of the company because he has extensive senior management experience and serves as the chief executive officer of the company.

Corporate Governance

At a Glance

Name	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Glenn M. Renwick Chairman of the Board	✔			
Alison Davis	✔	✔		
Harry F. DiSimone	✔		✔	
John Y. Kim	✔	✔		
Dennis F. Lynch	✔		✔	✔
Denis J. O'Leary	✔	C		✔
Kim M. Robak	✔		✔	C
JD Sherman	✔	✔		
Doyle R. Simons	✔		C	
Jeffery W. Yabuki				

C = Committee Chair

Director Independence

Our board of directors has determined that Alison Davis, Harry F. DiSimone, John Y. Kim, Dennis F. Lynch, Denis J. O'Leary, Glenn M. Renwick, Kim M. Robak, JD Sherman and Doyle R. Simons are "independent" within the meaning of NASDAQ Marketplace Rule 5605(a)(2). Prior to their retirement on May 24, 2017, Daniel P. Kearney and Thomas C. Wertheimer were also determined to be independent within the meaning of that rule. Mr. Yabuki is not independent because he is a current employee of Fiserv.

Board Meetings and Attendance

During our fiscal year ended December 31, 2017, our board of directors held six meetings. Each director attended at least 75% of the aggregate of the number of meetings of the board of directors and the number of meetings held by all committees of the board on which she or he served, in each case while the director was serving on our board of directors or such committees as applicable. Our directors meet in executive session without management present at each regular meeting of the board of directors.

Directors are expected to attend each annual meeting of shareholders. All of the directors serving on the board at the time of our 2017 annual meeting of shareholders attended the meeting.

Board Leadership

We separate the roles of chief executive officer and chairman of the board to allow our leaders to focus on their respective responsibilities. Our chief executive officer is responsible for setting our strategic direction and providing day-to-day leadership. Our chairman provides guidance to our chief executive officer, sets the agenda for board meetings and presides over meetings of the full board.

Our board recognizes the time, effort and energy that our chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman. Our board believes that having separate positions provides a clear delineation of responsibilities for each position and enhances the ability of each leader to discharge his duties effectively which, in turn, enhances our prospects for success.

Annual Board and Committee Self-Assessments

The board of directors considers the performance of the board and of individual directors, and each committee of the board reviews its performance, on an annual basis. Our board believes that a meaningful annual evaluation process promotes good governance practices and the effective functioning of the board.

Questionnaires

Directors anonymously complete individual, board and board committee evaluations.

Annual Results

With respect to individual director performance evaluations, the chairman of the board reviews the survey results and discusses each director's performance with the relevant director. The results of the board evaluations are reviewed and discussed by the nominating and corporate governance committee and the board. Each committee discusses the results of its performance survey and shares the results with the full board.

Action Plans

The board and its committees take the foregoing discussions into account and, as appropriate, update their practices or areas of focus to continuously improve the operation and performance of the board, and its committees.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The directors currently serving on these committees satisfy the independence requirements of the NASDAQ Marketplace Rules applicable to such committees, including the enhanced independence requirements for members of the audit committee and compensation committee. Each of these committees has the responsibilities set forth in written charters adopted by the board of directors. We make copies of each of these charters available free of charge on our website at http://investors.fiserv.com/corporate-governance.cfm. Other than the text of the charters, we are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

Audit Committee

Mr. O'Leary (Chair)

Ms. Davis

Mr. Kim

Mr. Sherman

Number of Meetings held in 2017:
7

Duties:

The audit committee's primary role is to provide independent review and oversight of our financial reporting processes and financial statements, system of internal controls, audit process and results of operations and financial condition. The audit committee is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm. Each of the members of the audit committee is independent, as defined by applicable NASDAQ and Securities and Exchange Commission rules. The board of directors has determined that Ms. Davis and Messrs. Kim, O'Leary and Sherman are "audit committee financial experts," as that term is used in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Mr. Simons (Chair)

Mr. DiSimone (as of February 21, 2018)

Mr. Lynch

Ms. Robak

Number of Meetings held in 2017:
5

Duties:

The compensation committee of the board of directors is responsible for overseeing executive officer compensation. The compensation committee's responsibilities include: approval of executive officer compensation and benefits; administration of our equity incentive plans including compliance with executive stock ownership requirements; and approval of severance or similar termination payments to executive officers. Each of the members of the compensation committee is a non-employee director and "independent" as defined by applicable NASDAQ rules. Additional information regarding the compensation committee and our policies and procedures regarding executive compensation, including, among other matters, our use of compensation consultants and their role, and management's role, in determining compensation, is provided below under the heading "Compensation Discussion and Analysis – Determining and Structuring Compensation – Determining Compensation."

Nominating and Corporate Governance Committee

Ms. Robak (Chair)

Mr. Lynch

Mr. O'Leary

Number of Meetings held in 2017:
3

Duties:

The nominating and corporate governance committee assists the board of directors to identify and evaluate potential director nominees, and recommends qualified nominees to the board of directors for consideration by the shareholders. The nominating and corporate governance committee also oversees our corporate governance policies and practices and manages the chief executive officer evaluation process. Each of the members of the nominating and corporate governance committee is independent as defined by applicable NASDAQ rules.

Nominations of Directors

The nominating and corporate governance committee recommends to the full board of directors the nominees to stand for election at our annual meeting of shareholders and to fill vacancies occurring on the board. In this regard, the nominating and corporate governance committee regularly assesses the appropriate size of the board of directors and whether any vacancies on the board of directors are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the committee utilizes a variety of methods to identify and evaluate director candidates. Candidates may come to the attention of the committee through current directors, professional search firms, shareholders or other persons.

The committee evaluates prospective nominees in the context of the then current constitution of the board of directors and considers all factors it believes appropriate, which include those set forth in our governance guidelines. Our governance guidelines provide that a majority of our board of directors should have diverse backgrounds with outstanding business experience, proven ability and significant accomplishments through other enterprises to enable the board of directors to represent a broad set of capabilities and viewpoints. The board of directors and the nominating and corporate governance committee believe the following minimum qualifications must be met by a director nominee to be recommended by the committee:

- Each director must display the highest personal and professional ethics, integrity and values.

- Each director must have the ability to exercise sound business judgment.

- Each director must be highly accomplished in his or her respective field.

- Each director must have relevant expertise and experience and be able to offer advice and guidance to our chief executive officer based on that expertise and experience.

- Each director must be independent of any particular constituency, be able to represent all of our shareholders, and be committed to enhancing long-term shareholder value.

- Each director must have sufficient time available to devote to activities of the board of directors and to enhance his or her knowledge of our business.

In addition, the nominating and corporate governance committee seeks to have at least one director who is an "audit committee financial expert" under Item 407(d)(5) of Regulation S-K under the Exchange Act, and we must have at least one director (who may also be an "audit committee financial expert") who, in accordance with the NASDAQ Marketplace Rules, has past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

In making recommendations to the board of directors, the nominating and corporate governance committee examines each director candidate on a case-by-case basis regardless of who recommended the candidate. The committee will consider shareholder-recommended director candidates in accordance with the foregoing and other criteria set forth in our governance guidelines and the Nominating and Corporate Governance Committee Charter. Recommendations for consideration by the committee must be submitted in writing to the chairman of the board and/or president and the chairman of the nominating and corporate governance committee together with appropriate biographical information concerning each proposed candidate. The committee does not evaluate shareholder-recommended director candidates differently than any other director candidate.

In 2016, we amended our by-laws to include a provision pursuant to which a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our stock representing an aggregate of at least 3% of our outstanding shares may nominate and include in our proxy material director nominees constituting up to 20% of our board of directors – so called "proxy access." Alternatively, a shareholder may nominate director nominees under our by-laws that the shareholder does not intend to have included in our proxy materials. In either case, such shareholders must comply with the procedures set forth in our by-laws, including that the shareholders and nominees satisfy the requirements in our by-laws and our corporate Secretary receives timely written notice, in proper form, of the intent to make a nomination at an annual meeting of shareholders. The detailed requirements for nominations are set forth in our by-laws, which were attached as an exhibit to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 19, 2016. A copy of our by-laws will be provided upon written request to our corporate Secretary. Additional requirements regarding shareholder proposals and director nominations, including the dates by which notices must be received, are described below under the heading "Other Matters – Shareholder Proposals for the 2019 Annual Meeting."

Risk Oversight

Our management is responsible for managing risk, and our board of directors is responsible for overseeing management. To discharge this responsibility, the board seeks to be informed about the risks facing the company so that it may evaluate actual and potential risks and understand how management is addressing such risks. To this end, the board, as a whole and at the committee level, regularly receives reports from management about risks faced by the company. For example, the board of directors regularly receives reports directly from our chief executive officer about, among other matters, developments in our industry so that the board may evaluate the competitive and other risks faced by the company. In addition, our chief financial officer, at each meeting of the board, presents information regarding our financial performance and condition in an effort to understand financial risks faced by the company.

Cybersecurity is a significant area of focus for our board of directors. At regularly scheduled meetings, the board of directors receives cybersecurity updates regarding cybersecurity events, evolving cybersecurity threats, the status of our ongoing cybersecurity programs, and planned initiatives designed to continue to enhance our cybersecurity practices. The audit committee of the board receives reports on a regular basis from our chief risk officer, our chief audit officer and senior management regarding our operations, including operational risks and security matters. Our chief risk officer oversees Fiserv's enterprise risk management program. The program encompasses

our business continuity planning, incident management, risk assessment, operational regulatory compliance, insurance and information security policies across all Fiserv businesses and support functions. Our chief audit officer audits, among other matters, our compliance with Fiserv operating protocols and ensures the remediation of any variations. These regular reports are periodically augmented with presentations focused on cybersecurity.

As discussed above, the positions of chief executive officer and chairman are held by different individuals. We believe a separate chairman position enhances the effectiveness of our board's risk oversight function by providing leadership to the board that is independent from those tasked with managing the risk profile of our company.

The committees of the board also play a critical role in the board's ability to collect and assess information. The audit committee's charter charges it with a variety of risk-related oversight duties, including:

- coordinating the board's oversight of our significant internal controls and disclosure controls and procedures;

- administering our code of business conduct and ethics;

- reviewing legal and regulatory matters that could have a material impact on the financial statements;

- considering and approving related party transactions as required by our related party transactions policy; and

- establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

Our compensation committee regularly receives reports about our compensation programs and policies to enable it to oversee management's administration of compensation-related risks.

The nominating and corporate governance committee also works closely with our chief legal officer and the members of the board to seek to manage risks associated with director and executive officer succession, the independence of the directors, conflicts of interest and other corporate governance related matters.

Communications with the Board of Directors

Shareholders may communicate with our board of directors or individual directors by submitting communications in writing to us at 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Lynn S. McCreary, Chief Legal Officer and Secretary. Communications will be delivered directly to our board of directors or individual directors, as applicable.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, a majority of our disinterested directors. Compensation matters regarding our executive officers or directors are reviewed and approved by our compensation committee. The policy also provides that, at least annually, any such ongoing, previously approved related person transaction is to be reviewed by the body that originally approved the transaction: to ensure that it is being pursued in accordance with all of the understandings and commitments made at the time that it was previously approved; to ensure that the commitments being made with respect to such transaction are appropriately reviewed and documented; and to affirm the continuing desirability of and need for the related person arrangement.

All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our shareholders' best interests or, if an alternate standard of review is imposed by applicable laws, statutes, governing documents or listing standards, if such alternate standard of review is satisfied.

Director Compensation

Objectives for Director Compensation

Quality non-employee directors are critical to our success. We believe that the two primary duties of non-employee directors are to effectively represent the long-term interests of our shareholders and to provide guidance to management. As such, our compensation program for non-employee directors is designed to meet several key objectives:

- Adequately compensate directors for their responsibilities and time commitments and for the personal liabilities and risks that they face as directors of a public company

- Attract the highest caliber non-employee directors by offering a compensation program consistent with those at peer companies

- Align the interests of directors with our shareholders by providing a significant portion of compensation in equity and requiring directors to own our stock

- Provide compensation that is simple and transparent to shareholders and reflects corporate governance best practices

- Where possible, provide flexibility in form and timing of payments

Elements of Director Compensation

The compensation committee of the board of directors reviews non-employee director compensation every other year and considers our financial performance, general market conditions and non-employee director compensation at the peer group companies set forth below under "Compensation Discussion and Analysis – Structuring Compensation – Peer Group."

We believe that the following components of our director compensation program support the objectives above:

- We provide cash compensation through retainers for board and committee service, as well as separate retainers to the chairpersons of our board committees. Compensation in this manner simplifies the administration of our program and creates greater equality in rewarding service on committees of the board. The committee and committee chair retainers compensate directors for the additional responsibilities and time commitments involved with those positions.

- To compensate the chairman for his involvement in board and committee matters, he receives an annual cash retainer of $145,000 in addition to the standard board retainer. The chairman receives equity grants in the same manner as the other non-employee directors.

- Non-employee directors receive grants of stock options and restricted stock units which vest 100% on the earlier of (i) the first anniversary of the grant date or (ii) immediately prior to the first annual meeting of shareholders following the grant date.

- To promote long-term share ownership and to further align our directors' long-term interests with those of our shareholders, in 2017, our non-employee directors executed amendments to their outstanding stock option award agreements providing that any vested stock options upon cessation of service from the board will remain exercisable until the earlier of five years following cessation of service or the original expiration date of the option.

- Our stock ownership policy requires non-employee directors to own shares of our common stock having a total value equal to six times the annual board retainer amount.

- We maintain a non-employee director deferred compensation plan that provides directors with flexibility in managing their compensation and promotes alignment with the interests of our shareholders.

Non-Employee Director Deferred Compensation Plan

Under our non-employee director deferred compensation plan, each non-employee director may defer up to 100% of his or her cash fees. Based on his or her deferral election, the director is credited with a number of share units at the time he or she would have otherwise received the portion of the fees being deferred. In addition, each non-employee director may defer receipt of up to 100% of shares due upon vesting of restricted stock units, and based on his or her election, the director is credited with one share unit for the receipt of each such share that is deferred. Share units are equivalent to shares of our common stock except that share units have no voting rights.

Upon cessation of service on the board, the director receives a share of our common stock for each share unit. Directors elect whether the shares are received in a lump sum distribution or in annual installments over two to fifteen years, and any fractional share units are paid in cash. Share units credited to a director's account are considered awards granted under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan") and count against that plan's share reserve.

Stock Ownership Requirements

Under our stock ownership policy, non-employee directors are required to accumulate and hold our common stock having a market value equal to at least six times the amount of the annual board retainer.

Non-employee directors have five years after they become subject to the policy to meet the ownership requirements provided that interim ownership milestones are achieved during the five-year period. All non-employee directors are in compliance with our stock ownership policy.

Director Compensation Program

Our 2017 non-employee director compensation program is summarized below on an annualized basis:

Element of Compensation	2017
Board Retainer	$ 78,000
Chairman's Retainer[1]	145,000
Committee Retainer	
Audit	15,000
Compensation	15,000
Nominating and Corporate Governance	15,000
Committee Chair Retainer[1]	
Audit	10,000
Compensation	10,000
Nominating and Corporate Governance	10,000
Equity Awards ($)[2]	
Stock Options	86,000
Restricted Stock Units	86,000

(1) The chairman's retainer is in addition to the standard board retainer, and the committee chair retainer is in addition to the standard committee retainer.

(2) Upon being elected as a director at our annual meeting of shareholders in 2017, each non-employee director received stock options and restricted stock units each having approximately $86,000 in value.

2017 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2][3]	Total ($)
Alison Davis[4]	93,000	86,055	102,303	281,358
Daniel P. Kearney[5]	88,832	—	39,959	128,791
John Y. Kim[6]	90,834	86,055	93,379	270,267
Dennis F. Lynch[7]	108,000	86,055	112,758	306,812
Denis J. O'Leary[8]	114,044	86,055	108,915	309,014
Glenn M. Renwick[9]	175,596	86,055	111,821	373,471
Kim M. Robak[10]	112,066	86,055	110,905	309,026
JD Sherman[11]	93,000	86,055	95,914	274,969
Doyle R. Simons[12]	99,044	86,055	102,532	287,630
Thomas C. Wertheimer[13]	41,030	—	40,163	81,193

(1) This column includes the following amounts deferred under our non-employee director deferred compensation plan, a non-qualified defined contribution plan: Mr. Kim – $90,834; Mr. O'Leary – $114,044; Mr. Renwick – $175,596; Ms. Robak – $56,033; and Mr. Simons – $99,044.

(2) In March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis. We granted each non-employee director, other than Messrs. Kearney and Wertheimer, a number of restricted stock units determined by dividing $86,000 by $61.38, the closing price of our common stock on May 24, 2017, the date of the grant, rounded up to the next whole restricted stock unit. Accordingly, each non-employee director, other than Messrs. Kearney and Wertheimer, received 1,402 restricted stock units. The restricted stock units vest 100% on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date.

We granted each non-employee director, other than Messrs. Kearney and Wertheimer, a number of stock options determined by dividing $86,000 by a binomial valuation of an option of one share of our common stock on May 24, 2017, the grant date, rounded up to the next whole option. Accordingly, we granted an option to purchase 4,288 shares of our common stock at an exercise price of $61.38

to each non-employee director, other than Messrs. Kearney and Wertheimer. The options vest 100% on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date.

The dollar amount shown in the table is the grant date fair value of the award. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 7 to our Consolidated Financial Statements for the year ended December 31, 2017.

(3) The amounts shown in this column also include the following incremental fair values associated with the execution by our non-employee directors in 2017 of amendments to their outstanding stock option award agreements to enable them to exercise vested stock options following cessation of service from the board for a period of five years or, if earlier, until the original expiration date of the option: Ms. Davis – $16,286, Mr. Kearney – $39,959, Mr. Kim– $7,361, Mr. Lynch – $26,740, Mr. O'Leary – $22,898, Mr. Renwick – $25,803, Ms. Robak – $24,888, Mr. Sherman – $9,897, Mr. Simons – $16,514, and Mr. Wertheimer – $40,163. We believe this modification further aligns our directors' long-term interests with those of our shareholders.

(4) As of December 31, 2017, Ms. Davis held 19,150 options to purchase shares of our common stock, 14,862 of which were vested, and 1,402 unvested restricted stock units.

(5) Mr. Kearney's term as a director ended at the 2017 annual meeting on May 24, 2017, and, as a result, Mr. Kearney did not receive an equity grant in 2017. As of December 31, 2017, Mr. Kearney held 63,952 vested options to purchase shares of our common stock and no restricted stock units.

(6) As of December 31, 2017, Mr. Kim held 8,388 options to purchase shares of our common stock, 4,100 of which were vested, and 1,402 unvested restricted stock units.

(7) As of December 31, 2017, Mr. Lynch held 42,008 options to purchase shares of our common stock, 37,720 of which were vested, and 1,402 unvested restricted stock units.

(8) Mr. O'Leary's cash compensation includes pro rata compensation for service as chair of our audit committee beginning in the second quarter of 2017. As of December 31, 2017, Mr. O'Leary held 83,556 options to purchase shares of our common stock, 79,268 of which were vested, and 1,402 unvested restricted stock units.

(9) Mr. Renwick's cash compensation includes pro rata compensation for service as a member and chair of our compensation committee through, and as our chairman beginning on, May 24, 2017. As of December 31, 2017, Mr. Renwick held 95,804 options to purchase shares of our common stock, 91,516 of which were vested, and 1,402 unvested restricted stock units.

(10) Ms. Robak's cash compensation includes pro rata compensation for service as a member of our compensation committee beginning in the second quarter of 2017. As of December 31, 2017, Ms. Robak held 54,512 options to purchase shares of our common stock, 50,224 of which were vested, and 1,402 unvested restricted stock units.

(11) As of December 31, 2017, Mr. Sherman held 12,252 options to purchase shares of our common stock, 7,964 of which were vested, and 1,402 unvested restricted stock units.

(12) Mr. Simons's cash compensation includes pro rata compensation for service as chair of our compensation committee beginning in the second quarter of 2017. As of December 31, 2017, Mr. Simons held 95,804 options to purchase shares of our common stock, 91,516 of which were vested, and 1,402 unvested restricted stock units.

(13) Mr. Wertheimer's term as a director ended at the 2017 annual meeting on May 24, 2017, and, as a result, Mr. Wertheimer did not receive an equity grant in 2017. As of December 31, 2017, Mr. Wertheimer held 91,516 vested options to purchase shares of our common stock and no restricted stock units.

Proposal 2. Approval of Material Terms of Performance Goals under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan

Summary of Proposal

Our board of directors is seeking shareholder approval of the material terms of the performance goals under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan") to potentially permit certain awards granted after the annual meeting of shareholders to continue to qualify as performance-based compensation under Section 162(m) ("Section 162(m)") of the Internal Revenue Code, as amended (the "Code").

A copy of the Incentive Plan is attached to this proxy statement as Appendix B. The Incentive Plan was most recently approved by our shareholders on May 22, 2013. Our board of directors is not currently seeking shareholder approval for any amendments to, or additional shares under, the Incentive Plan.

Section 162(m) and the Tax Cuts and Jobs Act

Section 162(m) of the Code imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid to certain of the company's officers. Until recently, this limitation did not apply to "performance-based" compensation that met the requirements under Section 162(m). However, the Tax Cuts and Jobs Act, enacted into law in December of 2017, removed the exception for "performance-based" compensation unless such compensation is payable pursuant to a written contract that was in effect on November 2, 2017 ("Grandfathered Awards").

Because certain employment agreements that were in effect on November 2, 2017 provide for the grant of future awards under the Incentive Plan, it is possible that such awards could qualify as Grandfathered Awards to the extent such awards meet the "performance-based" requirements under Section 162(m). In order for us to potentially qualify such awards as performance-based, the material terms of the performance goals under the Incentive Plan must be approved by our shareholders. Consequently, our board of directors is seeking shareholder approval of the material terms of the performance goals under the Incentive Plan.

Recent Enhancements to the Incentive Plan

The Incentive Plan was initially approved by our shareholders and became effective on May 23, 2007, and was last re-approved by shareholders on May 22, 2013. The Incentive Plan was most recently amended and restated two times. The first time was on February 20, 2018 (the "Restatement Date") to make the following changes:

- To add a requirement that awards have a minimum one-year vesting period

- To eliminate provisions that could be considered to provide for "liberal" share recycling

- To include a prohibition on the ability of the company to cancel underwater options or stock appreciation rights in exchange for a cash payment or the issuance of other securities by the company to the award holder

- To require that dividends or dividend equivalents granted with respect to awards may not be paid until the related awards vest or are earned

- To provide that the prior requirements that were included in the Incentive Plan in order to qualify awards as performance-based under Section 162(m) will now apply only to Grandfathered Awards

- To permit withholding of shares to cover withholding taxes due upon exercise, vesting or payment of an award having a fair market value of up to the maximum statutory tax rate

The second time was on March 19, 2018 to make adjustments required by the Incentive Plan as a result of the two-for-one split of our common stock effective as of the close of business on such date. All share numbers in the Incentive Plan have been adjusted to reflect the stock split.

Material Terms of the Performance Goals Under the Incentive Plan

For purposes of Section 162(m), the material terms of the performance goals include: (a) the employees eligible to receive compensation; (b) the description of the business criteria on which the performance goals may be based; and (c) the maximum amount, or the formula used to calculate the maximum amount, of compensation that can be paid to an employee under the performance goals. Each of these aspects is discussed below, and shareholder approval of this Proposal 2 constitutes approval of each of these aspects for purposes of the Section 162(m) shareholder approval requirements.

The following summary is qualified in its entirety by reference to the complete text of the Incentive Plan, which is attached hereto as Appendix B.

Eligibility

The compensation committee of the board of directors with respect to employee participants, and the board of directors with respect to director participants (at times we refer to such committee or board, as the case may be, as the "administrator") may designate any of the following as a participant under the Incentive Plan to the extent consistent with its authority: any of our or our affiliates' officers or other employees or individuals engaged to become such an officer or employee, consultants who provide services to us or our affiliates, and our non-employee directors. The selection of participants will be based upon the administrator's opinion that the participant is in a position to contribute materially to our continued growth and development and to our long-term financial success. We currently have nine non-employee directors and approximately 3,600 employees who are eligible to participate in the Incentive Plan.

Performance Goals

With respect to Grandfathered Awards, the performance goals must relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units, as determined by the administrator: net sales; cost of sales; revenue; gross income; net income; operating income; income from continuing operations; earnings (including before taxes, and/or interest and/or depreciation and amortization); earnings per share (including diluted earnings per share); price per share; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; ratio of debt to debt plus equity; return on shareholder

equity; return on capital; return on assets; operating working capital; average accounts receivable; economic value added; customer satisfaction; operating margin; profit margin; sales performance; sales quota attainment; new sales; cross/integrated sales; client engagement; client acquisition; net promoter score; internal revenue growth; and client retention.

As to each such performance goal, the relevant measurement of performance will be computed in accordance with generally accepted accounting principles, if applicable; provided that, the compensation committee of the board of directors may, at the time of establishing the performance goal or goals, exclude the effects of extraordinary, unusual and/or non-recurring items of gain or loss, gains or losses on the disposition of a business, changes in tax or accounting regulations or laws, or the effect of a merger or acquisition. Where applicable, the performance goals may be expressed, without limitation, in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers or a percentage) in the particular criterion or achievement in relation to a peer group or other index. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

Award Limits

With respect to Grandfathered Awards, subject to adjustment as described below, no participant may be granted awards in any fiscal year of our company that would result in the participant receiving: options for, and/or stock appreciation rights with respect to, more than 2,000,000 shares; awards of restricted stock and/or restricted stock units relating to more than 480,000 shares; awards of performance shares, and/or awards of performance units the value of which is based on the fair market value of shares, for more than 480,000 shares; awards of performance units, the value of which is not based on the fair market value of shares, for more than $3,000,000; other stock-based awards described below under "– Other Awards" relating to more than 480,000 shares; an annual incentive award that would pay more than $3,000,000; or a long-term incentive award that would pay more than $6,000,000. In all cases, determinations under this paragraph should be made in a manner that is consistent with the exemption for performance-based compensation that Section 162(m) provides.

Authorized Shares and Stock Price

Our restated articles of incorporation authorize the issuance of 1,800,000,000 shares of common stock. There were 411,172,891 shares of our common stock issued and outstanding as of March 23, 2018 and the market value of a share of our common stock as of that date was $70.01.

Summary of the Terms of the Incentive Plan

The following is a summary of the material provisions of the Incentive Plan other than the material terms of the performance goals, which are summarized above. This summary is qualified in its entirety by reference to the full and complete text of the Incentive Plan. Any inconsistencies between this summary and the text of the Incentive Plan will be governed by the text of the Incentive Plan.

Administration

The Incentive Plan is administered by the compensation committee or the board of directors with respect to employee participants and the board of directors with respect to director participants (again, at times we refer to such committee or board, as the case may be, as the "administrator"), and the administrator has the authority to interpret the provisions of the Incentive Plan; make, change and rescind rules and regulations relating to the Incentive Plan; prescribe the terms of any agreements under the Incentive Plan; and change or reconcile any inconsistency in any award or agreement covering an award.

The board may delegate some or all of its authority under the Incentive Plan to a committee of the board, and the compensation committee may delegate some or all of its authority under the Incentive Plan to a sub-committee or one or more of our officers. Delegation is not permitted, however, with respect to stock-based awards made to

individuals subject to Section 16b-3 of the Exchange Act unless the delegation is to a committee of the board that consists only of outside directors.

For purposes of administering a Grandfathered Award, each member of the compensation committee of the board of directors must qualify as an "outside director" within the meaning of Code Section 162(m).

Shares Reserved under the Incentive Plan

The Incentive Plan provides that a total of 51,146,300 shares of common stock will be reserved for issuance under the plan. We may issue only an aggregate of 10,000,000 shares upon the exercise of incentive stock options and may issue only an aggregate of 37,785,788 shares pursuant to "full-value awards" ("full-value awards" include awards of restricted stock, restricted stock units, performance shares, performance units valued in a relation to a share of common stock, dividend equivalent units, and any other similar award under which the value of the award is measured as the full value of a share of common stock, rather than the increase in the value of a share). These share limits are subject to adjustment as described below under "– Adjustments." If more than the target number of shares with respect to an award are earned, then the number of shares reserved under the Incentive Plan will be depleted at the time of settlement by the additional shares. In general, to the extent that shares covered by an award are not issued due to the lapse, expiration, termination or cancellation of an award, or if shares are forfeited under an award, or if shares are issued under any award and we reacquire them pursuant to rights we reserved upon the issuance of the shares, then such shares will again be available for issuance under the Incentive Plan. However, in no event will the following shares be recredited to the Incentive Plan's reserve: shares issued under the Incentive Plan that are purchased by us using proceeds from option exercises; shares tendered or withheld in payment of the exercise price of an option or as a result of the net settlement of an outstanding stock appreciation right; or shares tendered or withheld to satisfy federal, state or local tax withholding obligations.

Types of Awards

Awards under the Incentive Plan may consist of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, dividend equivalent units, incentive cash awards or other equity-based awards. The administrator may grant any type of award to any participant it selects, but only our and our subsidiaries' employees may receive grants of incentive stock options. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other award (or any other award granted under another plan of ours or of any of our affiliates). The administrator has the authority to grant awards and to determine the terms and conditions of each award, subject to the terms of the Incentive Plan.

Options

The administrator has the authority to grant stock options. Stock options will be granted to participants at such time as the administrator may determine. The administrator will also determine the number of options granted and whether an option is to be an incentive stock option or non-qualified stock option. The administrator will fix the option price per share of common stock, which may not be less than the fair market value of the common stock on the date of grant. Fair market value is defined as the last sales price of a share of our common stock for the date in question, or if no sales of our common stock occur on such date, on the last preceding date on which there was such a sale. The administrator will determine the expiration date of each option, but the expiration date will not be later than 10 years after the grant date. Options will be exercisable at such times and be subject to such restrictions and conditions as the administrator deems necessary or advisable. The stock option exercise price will be payable in full upon exercise in cash or its equivalent, by tendering shares of previously acquired common stock having a fair market value at the time of exercise equal to the exercise price, or by a combination of the two.

Stock Appreciation Rights

The administrator has the authority to grant stock appreciation rights. A stock appreciation right is the right of a participant to receive cash, common

stock, or both cash and stock, with a fair market value equal to the appreciation of the fair market value of a share of common stock during a specified period of time. The Incentive Plan provides that the administrator will determine all terms and conditions of each stock appreciation right, including: whether the stock appreciation right is granted independently of a stock option or relates to a stock option; the number of shares of common stock to which the stock appreciation right relates; a grant price that is not less than the fair market value of the common stock subject to the stock appreciation right on the date of grant; the terms and conditions of exercise or maturity; a term that must be no later than 10 years after the date of grant; and whether the stock appreciation right will settle in cash, common stock or a combination of the two.

Performance and Stock Awards

The administrator has the authority to grant awards of restricted stock units, restricted stock, performance shares or performance units. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of common stock. Restricted stock means shares of common stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Performance shares means the right to receive shares of common stock to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent performance goals are achieved.

The administrator will determine all terms and conditions of the awards, including: the number of shares of common stock and/or units to which such award relates; whether performance goals need to be achieved for the participant to realize any portion of the benefit provided under the award; whether the restrictions imposed on restricted stock or restricted stock units will lapse, and any portion of the performance goals subject to an award will be deemed achieved, upon a participant's death, disability or retirement, or such other circumstances as the administrator may specify; with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock; and, with respect to performance units, whether the awards will settle in cash, in shares of common stock, or in a combination of the two.

The discretion of the compensation committee of the board of directors to deem some or all of the performance goals under a Grandfathered Award to have been achieved (in whole or part) upon retirement or other termination of employment will be exercised in a manner that is consistent with the requirements of Section 162(m).

Incentive Awards

The administrator has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent that one or more performance goals are achieved. The administrator will determine all terms and conditions of an annual or long-term incentive award, including the performance goals, performance period, the potential amount payable and the timing of payment. The administrator must require that payment of all or any portion of the amount subject to the incentive award is contingent on the achievement of one or more performance goals during the period the administrator specifies. The administrator may deem that performance goals subject to an award are achieved upon a participant's death, disability or retirement, or such other circumstances as the administrator may specify. The performance period for an annual incentive award must relate to a period of one fiscal year, and the performance period for a long-term incentive award must relate to a period of more than one fiscal year, except that, in each case, if the award is made in the year the Incentive Plan becomes effective, at the time of commencement of employment with us or on the occasion of a promotion, then the award may relate to a shorter period. Nothing in this summary or in the Incentive Plan will preclude the administrator from providing other cash incentive payments outside of the terms of the Incentive Plan.

The discretion of the compensation committee of the board of directors to deem some or all of the performance goals under a Grandfathered Award to have been achieved (in whole or part) upon

retirement or other termination of employment will be exercised in a manner that is consistent with the requirements of Section 162(m).

Dividend Equivalent Units

The administrator has the authority to grant dividend equivalent units. A dividend equivalent unit is the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that we pay with respect to a share of common stock. The administrator will determine all terms and conditions of a dividend equivalent unit award, including whether: the award will be granted in tandem with another award; payment of the award be made currently or credited to an account for the participant which provides for the deferral of such amounts until a stated time; and the award will be settled in cash or shares of common stock. However, each dividend equivalent unit granted in tandem with another award on and after the Restatement Date shall provide for payment only if, when, and only to the same extent, such other award vests.

Other Awards

The administrator has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of common stock, either alone or in addition to or in conjunction with other awards, and payable in shares of common stock or cash. Such awards may include shares of unrestricted common stock, which may be awarded, without limitation, as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of our common stock from us. The administrator will determine all terms and conditions of the award, including the time or times at which such award will be made and the number of shares of common stock to be granted pursuant to such award or to which such award will relate. Any award that provides for purchase rights must be priced at 100% of the fair market value of our common stock on the date of the award.

Minimum Vesting Period

All awards granted on and after the Restatement Date will have a minimum vesting period of one year from the date of grant. However, the administrator may grant awards with less than a one-year vesting requirement, provided the awards do not relate to more than 5% of the Incentive Plan's shares available for awards as of the Restatement Date.

Transferability

Awards are not transferable other than by will or the laws of descent and distribution, unless the administrator allows a participant to designate in writing a beneficiary to exercise the award or receive payment under an award after the participant's death or to transfer an award for no consideration.

Adjustments

If: (A) we are involved in a merger or other transaction in which our common stock is changed or exchanged; we subdivide or combine our common stock or we declare a dividend payable in our common stock, other securities (other than stock purchase rights issued pursuant to a shareholder rights agreement) or other property; we effect a cash dividend, the amount of which, on a per share basis, exceeds 10% of the fair market value of a share of common stock at the time the dividend is declared, or we effect any other dividend or other distribution on our common stock in the form of cash, or a repurchase of shares of common stock, that the board of directors determines is special or extraordinary in nature or that is in connection with a transaction that we characterize publicly as a recapitalization or reorganization involving our common stock; or any other event occurs, which, in the judgment of the board of directors or compensation committee necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Incentive Plan; then (B) the administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Incentive Plan and subject to certain provisions of the Code, adjust the number and type of shares of common stock

subject to the Incentive Plan and which may, after the event, be made the subject of awards; the number and type of shares of common stock subject to outstanding awards; the grant, purchase or exercise price with respect to any award; and performance goals of an award.

In any such case, the administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award. However, if the transaction or event constitutes a change of control, as defined in the Incentive Plan, then the payment must be at least as favorable to the holder as the greatest amount the holder could have received for such award under the change of control provisions of the Incentive Plan. The administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, and without affecting the number of shares of common stock otherwise reserved or available under the Incentive Plan, authorize the issuance or assumption of awards upon terms it deems appropriate.

Change of Control

Unless otherwise provided in an applicable employment, retention, change of control, severance, award or similar agreement, and notwithstanding any provision in the Incentive Plan to the contrary, in the event of a change of control, the successor or purchaser in the change of control transaction may assume an award or provide a substitute award with similar terms and conditions and preserving the same benefits as the award it is replacing. If the awards are not so assumed or replaced, then unless otherwise determined by the board of directors prior to the date of the change of control, immediately prior to the date of the change of control:

- each stock option or stock appreciation right that is then held by a participant who is employed by or in the service of us or one of our affiliates will become fully vested, and all stock options and stock appreciation rights will be cancelled in exchange for a cash payment equal to the excess of the change of control price (as determined by the administrator) of the shares of common stock covered by the stock option or stock appreciation right over the purchase or grant price of such shares of common stock under the award;

- restricted stock and restricted stock units that are not vested will vest;

- each holder of a performance share and/or performance unit that has been earned but not yet paid will receive cash equal to the value of the performance share and/or performance unit, and each performance share and/or performance unit for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the value of the performance share and/or performance unit multiplied by a percentage based on the portion of the performance period that has elapsed as of the date of the change of control;

- all incentive awards that are earned but not yet paid will be paid, and all incentive awards that are not yet earned will be cancelled in exchange for a cash payment equal to the amount that would have been due if the performance goals (measured at the time of the change of control) continued to be achieved through the end of the performance period multiplied by a percentage based on the portion of the performance period that has elapsed as of the date of the change of control; and

- all dividend equivalent units that are not vested will vest (to the same extent as the award granted in tandem with the dividend equivalent unit, if applicable) and be paid in cash.

- All other awards that are not vested will vest, and if an amount is payable under such vested award, then such amount will be paid in cash based on the value of the award.

The Incentive Plan generally defines a "change of control" as the occurrence of any of the following events:

- any person becoming the beneficial owner of our securities representing 20% of our then-outstanding common stock or our then-outstanding voting securities (excluding persons specified in the Incentive Plan who are affiliates, underwriters or, in some cases, persons who acquired stock in the ordinary course of business for investment purposes and without the purpose or effect of changing or influencing the control of Fiserv, Inc.);

- certain changes in the majority of our directors that are not the result of director appointments or elections approved by a vote at least 2/3 of the incumbent board members;

- a merger, consolidation or share exchange of Fiserv, Inc. with any other corporation is consummated or voting securities of Fiserv, Inc. are issued in connection with a merger, consolidation or share exchange pursuant to applicable stock exchange requirements, other than certain transactions in which a majority of our ownership does not change and certain recapitalizations in which no person becomes a beneficial owner of 20% or more of our then-outstanding common stock or our then-outstanding voting securities; or

- a plan of complete liquidation or dissolution of Fiserv, Inc. is effected or there is a sale or disposition by us of all or substantially all of our assets (in one transaction or a series of related transactions within any period of 24 consecutive months), other than a sale or disposition by us of all or substantially all of our assets to an entity at least 75% of the combined voting power of the voting securities of which are owned by persons in substantially the same proportions as their ownership of Fiserv, Inc. immediately prior to such sale.

A change of control does not include any transaction or series of integrated transactions immediately following which our shareholders immediately prior to such transaction or series continue to own in the same proportions as their ownership in Fiserv, Inc. an entity that owns all or substantially all of our assets or voting securities immediately following such transaction or series.

If an award under the Incentive Plan is considered deferred compensation subject to the provisions of Code Section 409A, and if a payment under such award is triggered upon a "Change of Control," then the foregoing definition shall be deemed amended as necessary to comply with Code Section 409A, and the administrator may include such amended definition in the award agreement issued with respect to such award.

Adjustments With Respect to Grandfathered Awards

Upon the occurrence of an event described in "– Adjustments" or "– Change of Control" above, the compensation committee of the board of directors shall have the discretion to adjust the individual award limits described in "– Award Limits" above and the performance goals under a Grandfathered Award in the manner permitted by the provisions in "– Adjustments" or "– Change of Control," but only to the extent such discretion does not cause a

Grandfathered Award to cease to qualify as performance-based compensation under Code Section 162(m).

Term of Incentive Plan

Unless earlier terminated by our board of directors, the Incentive Plan will remain in effect until all common stock reserved for issuance under the Incentive Plan has been issued. If the term of the Incentive Plan extends beyond 10 years, no incentive stock options may be granted after such time unless our shareholders approve an extension of the Incentive Plan.

Termination and Amendment

The board of directors or the compensation committee may amend, alter, suspend, discontinue or terminate the Incentive Plan at any time, except:

- the board of directors must approve any amendment to the Incentive Plan if we determine such approval is required by action of the board, applicable corporate law or any other applicable law;

- shareholders must approve any amendment to the Incentive Plan if we determine that such approval is required by Section 16 of the Exchange Act, the listing requirements of any principal securities exchange or market on which our common stock is then traded, or any other applicable law;

- shareholders must approve any amendment to the Incentive Plan that materially increases the number of shares of common stock reserved under the Incentive Plan or that diminishes the provisions on repricing or backdating stock options and stock appreciation rights; and

- to the extent required by Code Section 162(m), shareholders must approve any amendments to the provisions of the Incentive Plan pertaining to Grandfathered Awards (except as permitted by the provisions in "– Adjustments" or "– Change of Control" above).

The administrator may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Any modification or amendment that materially diminishes the rights of the participant or any other person that may have an interest in the award will be effective only if agreed to by that participant or other person. The administrator does

not need to obtain participant or other interested party consent, however, for the adjustment or cancellation of an award pursuant to the adjustment provisions of the Incentive Plan or the modification of an award to the extent deemed necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which our common stock is then traded, or to preserve favorable accounting or tax treatment of any award for us. The authority of the administrator to terminate or modify the Incentive Plan or awards will extend beyond the termination date of the Incentive Plan. In addition, termination of the Incentive Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the Incentive Plan except as they may lapse or be terminated by their own terms and conditions.

Repricing and Backdating Prohibited

Neither the administrator nor any other person may decrease the exercise price for any outstanding stock option or stock appreciation right after the date of grant, allow a participant to surrender an outstanding stock option or stock appreciation right to us as consideration for the grant of a new stock option or stock appreciation right with a lower exercise price, or cancel an outstanding option or stock appreciation right with an exercise price above the current fair market value of a share of common stock in exchange for cash or other securities. The administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the administrator takes action to approve such award.

Foreign Participation

To assure the viability of awards granted to participants employed or residing in foreign countries, the administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the administrator may approve such supplements to, or amendments, restatements or alternative versions of, the Incentive Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the administrator approves for purposes of using the Incentive Plan in a foreign country will not affect the terms of the Incentive Plan for any other country.

Certain Federal Income Tax Consequences

The following summarizes certain federal income tax consequences relating to the Incentive Plan. The summary is based upon the laws and regulations in effect as of the date of this proxy statement and does not purport to be a complete statement of the law in this area. Furthermore, the discussion below does not address the tax consequences of the receipt or exercise of awards under foreign, state or local tax laws, and such tax laws may not correspond to the federal income tax treatment described herein. The exact federal income tax treatment of transactions under the Incentive Plan will vary depending upon the specific facts and circumstances involved, and participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards and the disposition of any acquired shares.

Stock Options

The grant of a stock option under the Incentive Plan will create no income tax consequences to us or to the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the common stock at such time over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Upon the participant's subsequent disposition of the shares of common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the common stock on the exercise date).

In general, a participant will recognize no income or gain as a result of the exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the common stock

acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares of common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of the gain realized on the disposition and the excess of the fair market value of the shares of common stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights

The grant of a stock appreciation right under the Incentive Plan will create no income tax consequences to us or to the recipient. A participant who is granted a stock appreciation right will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the common stock at such time over the grant price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. If the stock appreciation right is settled in shares of our common stock, upon the participant's subsequent disposition of such shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the common stock on the exercise date).

Restricted Stock

Generally, a participant will not recognize income, and we will not be entitled to a deduction, at the time an award of restricted stock is made under the Incentive Plan, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time. We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the common stock on the date the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid, and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to claim a credit for the tax previously paid. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to such shares.

Restricted Stock Units

A participant will not recognize income, and we will not be entitled to a deduction, at the time an award of a restricted stock unit is made under the Incentive Plan. Upon the participant's receipt of shares (or cash) at the end of the restriction period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a

corresponding deduction in the same amount and at the same time. If the restricted stock units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Shares

The grant of performance shares will create no income tax consequences for us or the participant. Upon the participant's receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents paid on performance shares prior to or at the end of the performance period. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income. Upon the participant's subsequent disposition of the shares, the participant will recognize a capital gain or loss (long-term or short-term depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Units

The grant of a performance unit will create no income tax consequences to us or the participant. Upon the participant's receipt of cash and/or shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Incentive Awards

A participant who is paid an incentive award will recognize ordinary income equal to the amount of cash paid, and we will be entitled to a corresponding income tax deduction.

Dividend Equivalent Units

A participant who is paid a dividend equivalent with respect to an award will recognize ordinary income equal to the value of cash or common stock paid, and we will be entitled to a corresponding deduction in the same amount and at the same time.

Section 162(m) Limit on Deductibility of Compensation

Section 162(m) of the Code limits our tax deduction for compensation paid in any taxable year to certain current or former executive officers to $1,000,000 per individual. Amounts in excess of $1,000,000 are not deductible unless the compensation is paid pursuant to a written contract in effect on November 2, 2017 that is not materially modified and that would otherwise meet certain requirements.

Code Section 409A

Awards under the Incentive Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. If the requirements of Section 409A or an exemption from Section 409A

are not met, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties. We have sought to structure the Incentive Plan, and we expect to seek to structure awards under the Incentive Plan, to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Section 409A. To the extent that we determine that any award granted under the Incentive Plan is subject to Section 409A, the award agreement evidencing such award will generally incorporate the terms and conditions required by Section 409A. The Incentive Plan and any applicable awards may be modified to exempt the awards from Section 409A or comply with the requirements of Section 409A.

Other Considerations

Awards that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to excess parachute payments within the meaning of Section 280G of the Code to the extent that such payments, when aggregated with other payments subject to Section 280G, exceed the limitations contained in that provision. Such excess parachute payments are not deductible by us and are subject to an excise tax of 20% payable by the participant.

Future Plan Benefits

The compensation committee annually determines the benefits or amounts that will be received by or allocated to key employees and directors under the Incentive Plan. Accordingly, such benefits and amounts in the future are not currently determinable.

Equity Compensation Plan Information

The table below sets forth information with respect to compensation plans under which equity securities are authorized for issuance as of December 31, 2017, adjusted to reflect the two-for-one split of our common stock effective as of the close of business on March 19, 2018.

Plan Category	(a) Number of shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by our shareholders[1]	14,324,510[2]	$28.17[3]	36,961,838[4]
Equity compensation plans not approved by our shareholders	N/A	N/A	N/A
Total	14,324,510	$28.17[3]	36,961,838

(1) Columns (a) and (c) of the table above do not include 1,809,200 unvested restricted stock units outstanding under the Incentive Plan or 22,055,424 shares authorized for issuance under the Fiserv, Inc. Amended and Restated Employee Stock Purchase Plan. The number of shares remaining available for future issuance under the employee stock purchase plan is subject to an annual increase on the first day of each fiscal year equal to the lesser of (A) 4,000,000 shares, (B) 1% of the shares of our common stock outstanding on such date or (C) a lesser amount determined by our board of directors.

(2) Consists of options outstanding under the Incentive Plan as well as 401,678 shares subject to performance share units at the target award level under the Incentive Plan and 132,320 shares subject to non-employee director deferred compensation notional units under the Incentive Plan.

(3) Represents the weighted average exercise price of outstanding options and does not take into account outstanding performance share units or non-employee director deferred compensation notional units.

(4) Reflects the number of shares available for future issuance under the Incentive Plan.

Vote Required and Recommendation of the Board of Directors

To approve the material terms of the performance goals under the Incentive Plan, the votes cast "for" the proposal must exceed the votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to approve the Incentive Plan.

The board of directors recommends that you vote "FOR" Proposal 2.

Proposal 3. Advisory Vote to Approve Executive Compensation

Background

We are conducting a non-binding, advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, in accordance with Section 14A of the Exchange Act (commonly referred to as "Say-on-Pay"). Our shareholders previously expressed a preference that we hold Say-on-Pay votes on an annual basis, and our board of directors accordingly determined to hold Say-on-Pay votes every year until the next required advisory vote on the frequency of future Say-on-Pay votes.

Proposed Resolution

We encourage shareholders to review the "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under the heading "Executive Compensation." Our compensation program for our named executive officers is designed to create long-term shareholder value by rewarding performance and includes the following key factors for 2017:

- We delivered solid results in 2017 highlighted by GAAP revenue growth of 3% and internal revenue growth of 4% compared to 2016 and a 38% and 15% increase in GAAP earnings per share from continuing operations and adjusted earnings per share, respectively, over 2016. Net cash provided by operating activities and free cash flow also increased 4% and 13%, respectively, compared to the prior year. We also made progress in strategic areas that we believe will enhance our future results, and we continued to enhance our level of competitive differentiation which we believe is essential to sustaining future growth. Internal revenue growth, adjusted earnings per share and free cash flow are non-GAAP financial measures. See Appendix A to this proxy statement for information regarding these measures and reconciliations to the most directly comparable GAAP measures.

- Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- We have: (i) a stock ownership policy that requires our executive officers to maintain a substantial investment in Fiserv; (ii) a policy that prohibits executive officers from hedging or pledging our stock; and (iii) a compensation recoupment, or "clawback," policy, all of which we believe align the interests of our named executive officers with those of our shareholders.

- We do not have excise tax gross-up arrangements with any of our executive officers, and we have a policy not to enter into such arrangements in the future.

- We provided compensation in the form of cash incentive awards based on achievement of annual performance goals and equity compensation that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers to the extent our stock price increases over time. Specifically:

  - We increased the portion of the cash incentive award subject to the achievement of internal revenue growth as we continue focusing on driving revenue growth and profitability.

  - Our compensation committee granted performance share units to certain executive officers. The number of shares issued at vesting is determined by the company's achievement of performance goals over a three-year period.

  - Two-thirds of the compensation that we paid to our named executive officers was in the form of equity.

  - Almost two-thirds of the aggregate equity awards granted to our named executive officers was in the form of performance share units and stock options.

- We generally did not provide perquisites to our named executive officers in 2017.

The board endorses the compensation of our named executive officers and recommends that you vote in favor of the following resolution:

"RESOLVED, that the shareholders hereby approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including under the heading 'Compensation Discussion and Analysis' and in the tabular and narrative disclosures under the heading 'Executive Compensation.'"

Vote Required, Effect of Vote and Recommendation of the Board of Directors

To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted in favor of this proposal.

Because the vote is advisory, it will not be binding upon the board or the compensation committee, and neither the board nor the compensation committee will be required to take any action as a result of the outcome of the vote on this proposal. Although the outcome of this vote is advisory, the compensation committee will carefully consider the outcome of the vote when considering future executive compensation decisions to the extent it can determine the cause or causes of any significant negative voting results.

The board of directors recommends that you vote "FOR" Proposal 3.

Compensation Discussion and Analysis
Executive Summary

Named Executive Officer	Title
Jeffery W. Yabuki	President and Chief Executive Officer
Robert W. Hau	Chief Financial Officer and Treasurer
Mark A. Ernst	Former Chief Operating Officer
Devin B. McGranahan	Group President, Billing and Payments Group
Byron C. Vielehr	Group President, Depository Institution Services Group

Overview

The Compensation Discussion and Analysis portion of this proxy statement is designed to provide you with information regarding our executive compensation philosophy, how we determine and structure executive compensation, including the factors we consider in making compensation decisions, and our executive compensation policies. The Compensation Discussion and Analysis focuses on the compensation of the executive officers identified above (our "named executive officers"). Mr. Ernst retired on April 1, 2018. During 2017, Mr. Vielehr held the role of Group President, Depository Institution Services Group, and in 2018, he was promoted to Chief Administrative Officer.

Our Business

Our mission is to provide integrated technology and services solutions that enable best-in-class results for our clients. We pursue this goal with strategies focused on innovative product development, service quality, improved cost effectiveness, aggressive solicitation of new clients and disciplined capital deployment, including strategic acquisitions and divestitures. We face significant competition from domestic and international companies that are aggressive and well financed. Our industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. In order to implement our strategic plan, we need to assemble and maintain a leadership team with the integrity, skills and dedication to execute our initiatives. We believe that executive officer compensation can be used to help us achieve our objectives by "paying for performance," thereby aligning the interests of our executive officers with those of our shareholders.

Stock Split

In March 2018, we completed a two-for-one split of our common stock. Accordingly, all per share amounts are presented on a split-adjusted basis and, where applicable, rounded up to the nearest whole cent.

2017 Business Highlights

In 2017, we generated GAAP revenue growth of 3% and internal revenue growth of 4% compared to 2016 as well as GAAP earnings per share from continuing operations of $2.86 and adjusted earnings per share of $2.56. This represents a 38% and 15% increase in GAAP earnings per share from continuing operations and adjusted earnings per share, respectively, over 2016. We had net cash provided by operating activities of $1.48 billion and free cash flow of $1.22 billion in 2017, a 4% and 13% increase, respectively, compared to the prior year. We also made progress in strategic areas that we believe will enhance our future results, and we continued to enhance our level of competitive differentiation which we believe is essential to sustaining future growth. Executive officer compensation for 2017 was paid or awarded in the context of these results.

Internal revenue growth, adjusted earnings per share and free cash flow are non-GAAP financial measures. See Appendix A to this proxy statement for information regarding these measures and reconciliations to the most directly comparable GAAP measures.

Executive Compensation Practices

Our compensation program is designed to create long-term value for our shareholders by rewarding performance and sustainable growth. The table below summarizes our current compensation practices as well as those practices we have not implemented because we do not believe they advance the goals of our compensation program:

What We Do

✔ Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

✔ We provide cash incentive awards based on achievement of annual performance goals and equity compensation that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers to the extent our stock price increases over time.

✔ In furtherance of our pay-for-performance philosophy, we grant performance share units. The number of shares issued at vesting is determined by the achievement of performance goals over a three-year period.

✔ We have a stock ownership policy that requires our directors and executive officers to acquire and maintain a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders.

✔ We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

✔ We have a compensation recoupment, or "clawback," policy.

What We Don't Do

✘ We don't have excise tax gross-up arrangements with any of our executive officers, and we have a policy not to enter into such arrangements in the future.

✘ We don't provide separate pension programs or a supplemental executive retirement plan to our named executive officers.

✘ We generally don't provide personal-benefit perquisites to our named executive officers.

2017 Compensation Matters

In 2017, we increased the portion of the cash incentive award subject to the achievement of internal revenue growth for all named executive officers as we continue focusing on driving revenue growth and profitability. With respect to the financial results that impacted compensation in 2017, we exceeded our target adjusted earnings per share performance goal for cash incentive awards, but our internal revenue growth results and target consolidated net operating profit results were below target.

Two-thirds of the compensation we paid to all our named executive officers was in the form of equity and almost two-thirds of the aggregate equity awards granted to all our named executive officers was in the form of performance share units and stock options. Our named executive officers, other than Mr. Yabuki, received annual equity incentive awards in 2017 near or above target levels, which included performance share units. One-third of the aggregate annual equity awards granted to our named executive officers, other than Mr. Yabuki, was in the form of performance share units which vest only upon the company's achievement of internal revenue growth goals, subject to attaining a threshold level of adjusted income from continuing operations over the three-year period, and will range from 0% to 200% of the target award.

Recent Developments

In 2018, our compensation committee approved amendments to our Incentive Plan to, among other things, impose a one-year minimum vesting requirement for equity awards, prohibit the cash buyout of underwater stock options, and clarify that certain shares cannot be re-credited to the Incentive Plan reserve.

Determining and Structuring Compensation

Compensation Philosophy and Objectives

Our executive officers are critical to our long-term success; therefore, we need to be competitive with companies that require talent aligned to our product, technology and service roadmaps. We

seek to pay our executive officers at levels that are competitive with other employers, both within and outside of our industry, to secure the best talent possible for all our stakeholders. Consistent with Fiserv's "pay for performance" philosophy, the compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives. We also seek to structure our compensation plans in a manner that is understandable to our shareholders and that is consistent with good corporate governance practices.

The goal of our executive compensation program is the same as our goal for operating our company: to create long-term value for our shareholders and clients. To this end, we design our compensation program to reward our executive officers for sustained financial, operating and strategic performance, to align their interests with those of our shareholders, and to encourage them to remain with the company for long and productive careers.

Determining Compensation

The Compensation Committee's Role

The compensation committee of the board of directors is responsible for:

- approving executive officer compensation

- approving compensation programs and plans in which our executive officers participate

- reviewing compensation-related risk

- administering our equity incentive plans including compliance with executive stock ownership requirements

- approving severance or similar termination payments to executive officers

- overseeing regulatory compliance with respect to compensation matters

With respect to executive officers, at the beginning of each year, the compensation committee sets base salaries, approves cash incentive awards for the prior year's performance, approves equity incentive awards, and establishes objective performance targets.

Management's Role

Our chief executive officer makes recommendations to our compensation committee concerning the compensation of executive officers other than himself, although performance measures included in his recommendations may apply generally to all executive officers. For example, when formulating recommendations to the compensation committee regarding the compensation of a group president, our chief executive officer considers, among other factors, the group's internal revenue growth, net operating profit, strategic progress, talent development, operational excellence and market data. Our chief executive officer annually completes a self-appraisal of his performance. For 2017, his self-appraisal focused on strategic impact, growth, leadership development, risk management and financial results. The appraisal, and the recommendations of the nominating and corporate governance committee, which administers the annual evaluation of the chief executive officer by the board, is considered by the committee in its annual review of our chief executive officer's performance and compensation. Our chief executive officer does not attend the portion of any compensation committee meeting during which the committee deliberates on matters related specifically to his compensation.

Consultant's Role

The compensation committee engaged Meridian Compensation Partners, LLC ("Meridian") in 2017 to analyze our director compensation structure and market competitiveness and to advise the committee regarding the design of our director compensation program. In addition, Meridian provided management with market compensation data and assistance with tally sheet calculations. Management also obtained market compensation data from Willis Towers Watson in 2017 pursuant to a standard data subscription. As further described herein, management used this market data to make recommendations to the committee regarding compensation matters. The committee concluded that management's work with Meridian did not impair Meridian's ability to provide independent advice regarding executive compensation matters

because of the de minimis revenue associated with the services that Meridian provided and Meridian's policies and procedures ensuring independence.

Tally Sheets

The compensation committee reviews executive officer compensation tally sheets each year. These summaries set forth the dollar amount of all components of each named executive officer's compensation, including base salary, annual target cash incentive compensation, annual target equity incentive compensation, value of unvested equity, potential severance, and employer contributions to 401(k) savings plans, allowing the committee to see what an executive officer's total compensation is and how a potential change to an element of our compensation program would affect an executive officer's overall compensation.

Shareholder Advisory Vote on Named Executive Officer Compensation

At our 2017 annual meeting, our shareholders approved, by approximately 85% of the votes cast, the compensation of our named executive officers as disclosed in our 2017 proxy statement. The compensation committee considered the results of the 2017 advisory vote at its meeting in February 2018. Because a substantial majority of our shareholders approved the compensation program described in the proxy statement for the 2017 annual meeting, the compensation committee did not implement changes to our executive compensation program as a result of the shareholder advisory vote. The compensation committee will continue to consider the results of shareholder advisory votes about our named executive officer compensation.

In addition, at our 2017 annual meeting, our shareholders approved holding the shareholder advisory vote about our named executive officer compensation every year by approximately 92% of the votes cast. Our board of directors considered the results of the 2017 advisory vote on the frequency of the shareholder advisory vote about our named executive officer compensation. Because a substantial majority of our shareholders approved holding this vote every year, the board determined to hold the shareholder advisory vote about our named executive officer compensation every year.

Structuring Compensation

Components of Compensation

The elements of compensation that we provided to our named executive officers for 2017 were base salary, annual cash incentive awards and equity incentive awards.

Type	Elements	Description
Short-Term Compensation	Base Salary	• Fixed annual amount • Provides a level of income security • Used to determine pay-based incentives
	Annual Cash Incentive	• Annual cash award based on achievement of defined performance metrics
Long-Term Compensation	Stock Options and Restricted Stock Units	• Equity grants that vest over a period of several years
	Performance Share Units	• Equity grants where the number of shares issued at vesting is determined by the achievement of performance goals

Base Salary

We provide base salary to compensate an executive officer for his or her regular work. When determining base salaries, the compensation committee considers market data, an executive officer's scope of responsibilities, the market value of their experience, overall effectiveness, and, except in the case of the base salary of our chief executive officer, the recommendations of our chief executive officer.

Cash Incentive Awards

We believe it is important to provide annual cash incentives to motivate our executive officers to attain specific short-term performance objectives that, in turn, further our achievement of long-term objectives. We seek to offer cash awards in large enough proportion to base salary to ensure that a significant portion of each executive officer's cash compensation is "at risk" and payable only upon the achievement of defined objectives. Our compensation committee annually determines the performance goals for and potential amounts of our cash incentive awards.

Equity Incentive Awards

We use three forms of equity to deliver compensation to our named executive officers: time-vesting stock options, time-vesting restricted stock units and performance share units.

Stock options deliver compensation to an executive officer only to the extent our stock price increases over the term of the award. Restricted stock units are settled in shares of common stock upon vesting. We believe restricted stock units serve as a strong reward and retention device, encouraging our executive officers to stay with the company until the restricted stock units vest.

Performance share units further align the long-term interests of our named executive officers with those of our shareholders. Our performance share units have a three-year performance period. The number of shares issued at vesting ranges from 0% to 200% of the target award based on the company's achievement of financial and strategic performance goals.

When making equity award decisions, we do not consider existing equity ownership because we do not want to discourage executive officers from holding significant amounts of our common stock. We also do not review realized compensation from prior equity awards when making current compensation decisions. If the value of equity awards granted in prior years increases significantly in future years, we do not believe that this positive development should impact current compensation decisions.

Mix of Compensation Components

We believe that the mix of compensation that we pay helps us to achieve our compensation objectives.

Components	Objectives
Fixed and variable compensation	We seek to increase the percentage of total pay that is "at risk" as executive officers move to greater levels of responsibility, with direct impact on company results.
Short-term and long-term focus	We seek to create incentives to achieve near-term goals by providing annual cash incentives, which are based on annual performance measures. We seek to create incentives to achieve long-term goals by granting equity awards with multi-year performance periods to promote the achievement of long-term performance objectives linked to our enterprise strategic goals. We also grant equity awards with multi-year vesting periods, the ultimate value of which depends on our share price. These awards promote retention and further align the interests of our executive officers and shareholders.
Cash and equity compensation	We believe that executive officers in positions that more directly affect corporate performance should have as their main priority profitably growing the company. Accordingly, we generally structure the target compensation of these executive officers so that they receive a significant portion of their compensation in the form of equity. Using equity in this manner further aligns executive officers' interests with those of our shareholders, encourages retention and rewards our executive officers if we succeed.

Peer Group

In setting compensation levels for our executive officers, the committee considers, among other things, the compensation of similarly situated executives at companies in our peer group. To determine peer group compensation for an executive officer, the committee reviewed publicly available proxy and survey data regarding comparable executive officer positions and the compensation paid to our other executive officers in light of their relative functional responsibilities and experience. Notwithstanding the use of benchmarking as a tool to set compensation, comparison data only provides a context for the decisions that the compensation committee makes. The committee may also consider, among other matters, market trends in executive compensation, the percentage that each component of compensation comprises of an executive officer's total compensation and the executive officer's tenure in position. The compensation committee-approved peer group that we used for 2017 compensation is set forth below:

Alliance Data Systems Corporation	Equifax Inc.	Paychex, Inc.
Automatic Data Processing, Inc.	Fidelity National Information Services, Inc.	Total System Services, Inc.
Convergys Corporation	Intuit Inc.	Unisys Corporation
Discover Financial Services	Jack Henry & Associates, Inc.	Visa Inc.
DST Systems, Inc.	MasterCard Incorporated	The Western Union Company
The Dun & Bradstreet Corporation	NCR Corporation	

After a comprehensive review, the committee updated the peer group that it considered in determining 2018 compensation to include Broadridge Financial Solutions, Inc., First Data Corporation, Global Payments Inc.,

PayPal Holdings, Inc. and Vantiv, Inc. and to eliminate Convergys Corporation, DST Systems, Inc., The Dun & Bradstreet Corporation and NCR Corporation to reflect shifts in our industry, our businesses and changes at the peer group companies.

We believe our peer group is comprised of companies comparable to ours based on our industry, company size and competition for managerial talent. In this regard, we include: companies that compete with us for managerial talent; companies that directly compete with us in our primary businesses; companies with similar business models in similar industries because they reflect the complexities inherent in managing an organization with multiple business lines and revenue sources; and other publicly traded business-to-business, service-based companies that are of similar size based primarily on annual revenue and market capitalization.

2017 Named Executive Officer Compensation

Base Salaries

We increased the base salary of Mr. Vielehr in 2017 from $470,000 to $510,000 to reflect his role as Group President and to align his base salary to our other executive officers with a similar scope of responsibility. We did not increase the base salaries of any other named executive officers in 2017. We have not increased the base salary of our chief executive officer in the last twelve years.

Cash Incentive Awards

Certain Terminology

In this section of the proxy statement, we use a number of financial terms. Adjusted earnings per share, internal revenue growth and consolidated net operating profit are non-GAAP financial measures. See Appendix A to this proxy statement for a definition of these measures.

Messrs. Yabuki and Hau

The cash incentive payments to Messrs. Yabuki and Hau for 2017 were based on adjusted earnings per share and internal revenue growth. We use adjusted earnings per share as a performance measure because we believe that there is a direct correlation between the increase in adjusted earnings per share and shareholder value. We use internal revenue growth because we believe that the long-term value of our enterprise depends on our ability to grow revenue without regard to acquisitions. For 2017, we set the target adjusted earnings per share performance goal at $2.52, which represented a 14% increase over our 2016 adjusted earnings per share. For 2017, we set the target internal revenue growth performance goal at 3.8% compared to internal revenue growth of 3.7% in 2016. We increased the portion of the cash incentive award for Messrs. Yabuki and Hau determined by the achievement of internal revenue growth from 40% for 2016 to 50% for 2017 to further align with our focus on growing revenue. The threshold, target, maximum and actual amounts for Messrs. Yabuki and Hau for 2017 were as follows:

Performance Measure (weighting)	Threshold	Target	Maximum	Actual
Adjusted Earnings Per Share (50%)	$2.45	$2.52	$2.65 or more	$2.56
Internal Revenue Growth (50%)	2.0%	3.8%	6.0% or more	3.7%
Award as a Percentage of Base Salary (on an annualized basis, as applicable)				
J. Yabuki	88%	175%	350%	187%
R. Hau	55%	110%	220%	120%

Mr. Ernst

The cash incentive payment to Mr. Ernst for 2017 was based on achievement of adjusted earnings per share, internal revenue growth and consolidated net operating profit. Similar to other named executive officers, these company-wide performance measures are designed to drive internal revenue growth and profitability, and in furtherance of that goal, the portion of Mr. Ernst's award determined by the achievement of internal revenue growth increased from 40% to 60% for 2017. In addition, we used consolidated net operating profit because we believed Mr. Ernst had the ability to drive high quality revenue growth and effectively manage our costs through operational effectiveness programs. For 2017, the threshold, target, maximum and actual amounts for Mr. Ernst were as follows:

Performance Measure (weighting)	Threshold	Target	Maximum	Actual
Adjusted Earnings Per Share (20%)	$2.45	$2.52	$2.65 or more	$2.56
Internal Revenue Growth (60%)	2.0%	3.8%	6.0% or more	3.7%
Consolidated Net Operating Profit (in millions) (20%)	$1,797	$1,847	$1,947	$1,830
Award as a Percentage of Base Salary	68%	135%	270%	123%

Messrs. McGranahan and Vielehr

The cash incentive payment to each of Messrs. McGranahan and Vielehr for 2017 was based on the achievement of adjusted earnings per share, internal revenue growth and group-level results (group net operating profit and group adjusted revenue weighted at 20% and 30%, respectively). Similar to other named executive officers, adjusted earnings per share and internal revenue growth are designed to drive internal revenue growth and profitability, and Mr. McGranahan and Mr. Vielehr had the ability to significantly impact those results as the president of our Billing and Payments Group and Depository Institution Services Group, respectively, during 2017. We used the group-level results because we believed they were most relevant to, and could be most directly influenced by, Messrs. McGranahan and Vielehr. As with other named executive officers, for 2017, we increased the portion of their awards subject to the achievement of internal revenue growth, and we also increased the weighting of group adjusted revenue from 20% to 30%. The adjusted earnings per share and internal revenue growth threshold, target and maximum goals for Messrs. McGranahan and Vielehr were set at the same levels set forth above for our other named executive officers. With respect to group net operating profit and group adjusted revenue, we set the performance goal levels for each of Mr. McGranahan and Mr. Vielehr such that we believed that it would be unlikely that the top end of the range would be achieved, but it would be reasonably likely that the target could be achieved. In addition, for 2017, the compensation committee increased the threshold, target and maximum cash incentive awards available to Mr. Vielehr to provide him with a short-term incentive opportunity that aligned with other executive officers with a similar scope of responsibility and his role as Group President. For 2017, the threshold, target, maximum and actual results were as follows:

Performance Measure (weighting)	Threshold	Target	Maximum	Actual
Adjusted Earnings Per Share (10%)	$2.45	$2.52	$2.65 or more	$2.56
Internal Revenue Growth (40%)	2.0%	3.8%	6.0% or more	3.7%
Group-Level Results (50%)				
Award as a Percentage of Base Salary (on an annualized basis, as applicable)				
D. McGranahan	58%	115%	230%	103%
B. Vielehr[1]	58%	115%	230%	93%

(1) Mr. Vielehr's actual award, expressed as a percentage of base salary, is based on his base salary of $510,000 at the time the award was approved.

Equity Incentive Awards

Overview

On February 22, 2017, we granted equity awards to the named executive officers based on the level of an executive officer's responsibilities within the company and the committee's judgment of each executive's performance with respect to strategic impact, building of organizational capacity, talent development, risk management, financial results, including adjusted earnings per share and internal revenue growth, and, other than with respect to his own awards, the recommendation of our chief executive officer. Two-thirds of the compensation we paid to all our named executive officers was in the form of equity.

The equity mix awarded by the committee to each of our named executive officers is consistent with our objective of emphasizing performance-based compensation and aligning our executive officers' economic interests with those of our shareholders. The grant date fair value of performance share units, at target, and stock options granted to all named executive officers is almost two-thirds of the aggregate value of all equity awards made to our named executive officers in 2017. For those who received performance share units as part of their annual award, the committee determined the number of performance share units that would vest at target based on anticipated performance and ability to drive high quality revenue growth over the three-year performance period. Performance share units, at target, represent one-third of the aggregate grant date fair value of all equity granted to the named executive officers who received performance share units in 2017. The mix of options and restricted stock units granted is determined by the committee based in part on the recommendation of the chief executive officer and an understanding of individual preference.

Annual Equity Awards – Messrs. Hau, Ernst, McGranahan and Vielehr

For 2017, the compensation committee increased the maximum equity award available to Messrs. McGranahan and Vielehr to account for the increased usage of performance share units and to provide them with an equity opportunity that was further aligned with the equity compensation available to individuals holding a similar position at our peer companies. Otherwise, the threshold, target and maximum equity awards for our named executive officers were set at levels commensurate with their experience and responsibilities and comparable to the equity compensation available to individuals holding similar positions at our peer companies. The grant date fair value of the annual equity incentive awards, performance share units at target, restricted stock units and options combined, as a percentage of base salary were as follows:

	Percent of Base Salary (%)			
	Threshold	**Target**	**Maximum**	**Actual Award[1]**
R. Hau	100%	320%	480%	368%
M. Ernst	100%	333%	500%	333%
D. McGranahan	100%	196%	400%	176%
B. Vielehr	100%	200%	400%	319%

(1) The actual awards expressed as a percentage of base salary include the grant date fair value of the performance share units granted in 2017 at the target award level. The value realized by each of them at the end of the three-year performance period will depend on the company's achievement of internal revenue growth goals, subject to attaining a threshold level of adjusted income from continuing operations, over the three-year period and will range from 0% to 200% of the target award. The actual award expressed as a percentage of base salary for Mr. Vielehr is based on his base salary of $470,000 at the time of grant.

For performance share units granted in 2017, the target level of shares will be issuable if the three-year cumulative annual internal revenue growth rate is equal to 4.0%, consistent with our original internal revenue growth guidance for 2017. The threshold level of shares, equaling 25% of the target, will be issuable if the three-year cumulative annual internal revenue growth rate is not less than 3.0%; and the maximum level of shares, equaling 200% of the target, will be issuable if the three-year cumulative annual internal revenue growth rate is 5.5% or more. The three-year cumulative annual internal revenue growth rate will be calculated using the actual annual internal revenue growth rates for each of the three years in the performance period. The performance share units are also subject to attaining a threshold level of adjusted income from continuing operations for the three-year period which, if not met, will result in no performance share units vesting. All named executive officers, other than Mr. Yabuki, received a grant of performance share units in 2017.

The compensation committee used adjusted income from continuing operations as the threshold performance measure because we believe there should be a minimum level of income generated before long-term, performance-based awards pay out, and it focused on internal revenue growth as the performance measure to determine the level of vesting because we believe that the long-term value of our enterprise is linked to our ability to grow revenue without regard to acquisitions.

Annual Equity Award - Mr. Yabuki

In 2017, the compensation committee granted Mr. Yabuki stock options having a grant date fair value of approximately $3.5 million and restricted stock units having a grant date fair value of approximately $4.5 million. The compensation committee considered Mr. Yabuki's performance with respect to strategic impact, building of organizational capacity, leadership development, risk management and financial results, including adjusted earnings per share and internal revenue growth, in connection with his award. The compensation committee did not grant performance share units to Mr. Yabuki in 2017.

The performance share units granted to Mr. Yabuki in 2016 vest at the end of a three-year performance period based upon the company's internal revenue growth (80% weighting) and, as determined by the committee in its discretion, talent development goals (20% weighting), subject to attaining a threshold level of adjusted income from continuing operations which, if not met, will result in no vesting of the performance share units. The three-year cumulative annual internal revenue growth rate goal ranges from 4.0% at the threshold level, below which no performance share units vest, to 6.5% or greater at the maximum level. This results in an aggressive target three-year cumulative annual internal revenue growth rate for this grant. As of December 31, 2017, or two years into the three-year performance period, the portion of the award subject to internal revenue growth was anticipated to vest below target.

Other Elements of Compensation

Employee Stock Purchase Plan

We maintain a tax-qualified employee stock purchase plan that is generally available to all employees, including executive officers, which allows employees to acquire our common stock at a discounted price on an after-tax basis. This plan allows employees to buy our common stock at a 15% discount to the market price with up to 10% of their salary and incentives (up to a maximum of $25,000 in any calendar year), with the objective of allowing employees to benefit when the value of our stock increases over time.

Post-Employment Benefits

We provide severance and change-in-control protections to our named executive officers through agreements which are discussed below under the heading "Employment and Other Agreements with Executive Officers."

Perquisites

In 2017, we did not provide any personal-benefit perquisites to our named executive officers other than relocation-related expenses disclosed in footnote 4 to the Summary Compensation Table below and participation in an executive physical program.

Retirement Savings Plan and Health and Welfare Benefits

We provide subsidized health and welfare benefits which include medical, dental, life insurance, disability insurance and paid time off. Executive officers are entitled to participate in our health, welfare and 401(k) savings plans on generally the same terms and conditions as other employees, subject to limitations under applicable law. We subsidize supplemental long-term disability coverage for executive officers. We do not provide a separate pension program or a supplemental executive retirement plan. Our employees, including executive officers, are immediately eligible for matching contributions under our 401(k) savings plan. Our matching contributions are capped at 3% of annual cash compensation and vest after two years.

Nonqualified Deferred Compensation Plan

Our named executive officers, along with other highly compensated employees, are eligible to participate in a non-qualified deferred compensation plan pursuant to which they can defer cash compensation and have their accounts credited with earnings based on the participant's selection of investment choices similar to our 401(k) savings plan. We do not make any contributions to this plan. Please see "Executive Compensation – Non-Qualified Deferred Compensation Plan in 2017" below for additional information.

Additional Compensation Policies

Securities Trading Policy

We prohibit our executive officers from trading in our common stock during certain periods at the end of each quarter until after we disclose our financial and operating results unless such trading occurs under an approved Rule 10b5-1 plan. We may impose additional restricted trading periods at any time if we believe trading by executive officers would not be appropriate because of developments that are, or could be, material. In addition, we require pre-clearance by our chief legal officer and our chief executive officer of all stock transactions by designated senior members of management and our board of directors, including the establishment of a Rule 10b5-1 trading plan.

We also prohibit our employees, officers and directors from hedging or engaging in short sales of our stock. Furthermore, directors and executive officers are prohibited from pledging our stock and from entering into transactions in derivative instruments in connection with our stock.

Stock Ownership

We believe that stock ownership by our executive officers is essential for aligning management's long-term interests with those of our shareholders. To emphasize this principle, we maintain a stock ownership policy that requires our chief executive officer to own equity having a value of at least six times his base salary and our other executive officers to own equity having a value of at least four times their respective base salaries. We believe that these levels are sufficiently high to demonstrate a commitment to value creation, while satisfying our executive officers' needs for portfolio diversification. All executive officers are expected to satisfy the stock ownership requirements within five years after they become subject to them with minimum attainment levels beginning at the end of the second year. All named executive officers are in compliance with these requirements.

Compensation Recoupment Policy

In the event that we restate our financial results, we may recover all or a portion of the incentive awards that we paid or granted, or that vested, on the basis of such results. Recovery may be sought, in the discretion of the board, from any person who was serving as an executive officer of the company at the time the original results were published. Both cash and equity incentive awards are subject to recoupment; there is no time limit on our ability to recover such amounts, other than limits imposed by law; and recoupment is available to us regardless of whether the individuals subject to recoupment are still employed by us when repayment is required. To the extent recoupment is sought, the board of directors may, in its discretion, seek to recover interest on amounts recovered and/or costs of collection, and we have the right to offset the repayment amount from any compensation owed by us to any executive officer. The independent members of our board of directors, or a committee thereof comprised solely of independent directors, are responsible for determining whether recoupment is appropriate and the specific amount, if any, to be recouped by us.

Equity Award Grant Practices

The compensation committee generally approves annual equity awards during its regularly-scheduled February meeting, after we issue our financial results for the prior year. In addition, in order to accommodate the need for periodic awards, such as in connection with newly hired employees, promotions or retention awards, the compensation committee delegates its authority to our chief executive officer to enable him to grant equity awards within certain parameters; provided that all grants to directors and executive officers are specifically made by the compensation committee. Our equity grant policy prescribes the timing of

awards or specific grant dates. Under the Incentive Plan, the exercise price of all options to purchase shares of our common stock may not be less than the closing price of our common stock on the NASDAQ stock market on the grant date.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct from our taxable income for federal income tax purposes in any one year with respect to our named executive officers. Pursuant to the Tax Cuts and Jobs Act of 2017 (the "Act"), performance-based compensation is now also subject to the deduction limit; provided that, under the Act, certain performance-based compensation paid pursuant to written binding agreements entered into prior to November 2, 2017 may still qualify for an exception from the deduction limit and we will consider how and whether compensation we pay in the future could qualify for this transitional relief under the Act. Notwithstanding our intentions, because of uncertainties as to the application and interpretation of Section 162(m), as amended by the Act, and any regulations to be issued thereunder, no assurance can be given that such compensation intended to satisfy the transitional relief for deductibility under Section 162(m) will so qualify.

Employment and Other Agreements with Executive Officers

Yabuki Employment Agreement

In 2016, we amended the employment agreement with Mr. Yabuki to provide that Mr. Yabuki will continue to serve as our president and chief executive officer for at least another three-year term and, subject to election by our shareholders, as a director. After the current three-year term ends in 2019, the agreement automatically renews for one-year terms unless either party gives the other 90 days prior written notice of his or its desire to terminate the agreement.

Under his employment agreement, as amended, Mr. Yabuki is entitled: (i) to receive an annual salary of at least $840,000; (ii) to participate in our executive incentive compensation plan with a target and maximum cash incentive award of not less than 175% and 350% of his base salary, respectively; (iii) to receive grants of options, restricted stock and/or other awards under our long-term incentive compensation program commensurate with his position, with each year's award having a grant date fair value of at least $8 million; and (iv) to participate in our employee benefit plans, welfare benefit plans, retirement plans and other standard benefits as are generally made available to our executive officers. The 2016 amendment eliminated the excise tax gross-up provision in his then-existing employment agreement and provided for a one-time grant of performance share units. In the event of a conflict between his employment agreement and the terms of an equity award agreement, his employment agreement will control unless the equity award agreement provides a more favorable benefit. The terms of Mr. Yabuki's employment agreement and key executive employment and severance agreement, or "KEESA," resulted from an arm's-length negotiation, and, as a result, we believe the terms reflect the market terms for the leader of a company of our size in our industry.

Other Employment Agreements

We entered into an agreement with each of Messrs. Hau, McGranahan, Ernst and Vielehr in connection with the start of their employment with us. Under Mr. Hau's agreement, he is entitled to: (i) receive an annual salary of at least $625,000; (ii) participate in our annual cash incentive plan with a target and maximum award of 110% and 220% of base salary, respectively; (iii) participate in our annual equity incentive plan with an annual target of $2,000,000; (iv) a sign-on equity grant of $2,500,000 of restricted stock units and $3,000,000 of stock options, each of which will vest one-half on each of the third and fourth anniversaries of grant; (v) a one-time cash award of $500,000 which was paid in full in 2016 and must be repaid if he leaves Fiserv within 24 months; and (vi) reimbursement of relocation expenses.

Under his agreement, Mr. McGranahan is entitled to: (i) receive an annual salary of at least $510,000; (ii) participate in our annual cash incentive plan with a target and maximum award of 115% and 230% of base salary, respectively; (iii) participate in our annual equity incentive plan with an annual target of $1,000,000; (iv) a sign-on equity grant of $1,000,000 of restricted stock units and $2,200,000 of stock

options, each of which will vest one-half on each of the third and fourth anniversaries of grant; (v) a one-time cash award of $500,000 which was paid in full in 2017 and must be repaid if he leaves Fiserv within 24 months; (vi) an additional equity award of $3,000,000 in February 2020, subject to his continued full-time employment in good standing, which will vest in equal installments on the third and fourth anniversaries of grant; and (vii) reimbursement of relocation expenses.

We agreed to employ each of Messrs. Ernst and Vielehr under their respective employment agreements until one party provides the other with a notice of termination. Under their employment agreements, Mr. Ernst was, and Mr. Vielehr is, entitled to: (i) receive an annual salary of at least $525,000 and $470,000, respectively; (ii) participate in our executive cash incentive compensation plan; and (iii) participate in our executive long-term equity incentive compensation program with an annual target of at least 200% of base salary.

In addition, Mr. Ernst was, and Messrs. Hau, McGranahan and Vielehr are, entitled to participate in our employee benefit plans, welfare benefit plans, retirement plans and other standard benefits as are generally made available to our executive officers. The terms of each of their agreements and KEESAs resulted from arm's-length negotiations, and, as a result, we believe the terms reflect the market terms for a leader of a company of our size in our industry.

Key Executive Employment and Severance Agreements

We have entered into KEESAs, with our executive officers that provide for potential benefits in connection with a change in control. A complete discussion of the terms of the KEESAs, together with an estimate of the amounts potentially payable under each KEESA, appears below under the heading "Potential Payments Upon Termination or Change in Control."

Compensation Committee Report

The compensation committee has reviewed and discussed the "*Compensation Discussion and Analysis*" contained in this proxy statement with management. Based on our review and the discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2017.

Doyle R. Simons, Chairman
Harry F. DiSimone
Dennis F. Lynch
Kim M. Robak

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, there were no compensation committee interlocks between us and other entities involving our executive officers and directors who serve as executive officers or directors of such other entities. During the last completed fiscal year, no member of the compensation committee was a current or former officer or employee.

Executive Compensation

Summary Compensation Table

The following table sets forth in summary form the compensation of our chief executive officer, our chief financial officer and our next three highest paid executive officers (collectively, our "named executive officers") for the year ended December 31, 2017.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1][2]	Option Awards[1]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Jeffery W. Yabuki	2017	$840,000	—	$ 4,525,256	$3,474,815	$1,569,431	$ 7,860	$10,417,362
President and Chief	2016	840,000	—	14,680,135	4,320,031	1,389,679	11,937	21,241,782
Executive Officer	2015	840,000	—	1,288,041	6,535,501	1,328,040	9,737	10,001,319
Robert W. Hau[5]	2017	625,000	—	1,500,148	800,023	749,788	83,139	3,758,098
Chief Financial Officer and Treasurer	2016	499,599	$500,000	2,500,008	3,000,004	649,935	151,244	7,300,790
Mark A. Ernst[6]	2017	600,000	—	600,059	1,400,022	740,372	11,940	3,352,393
Former Chief Operating	2016	600,000	—	500,067	1,700,028	695,936	12,517	3,508,548
Officer	2015	600,000	—	—	1,972,804	824,823	11,267	3,408,894
Devin B. McGranahan[5]	2017	510,000	500,000	500,011	400,012	524,285	84,992	2,519,300
Group President, Billing and Payments Group	2016	86,961	—	1,000,064	2,200,009	179,339	11,508	3,477,881
Byron C. Vielehr[7]	2017	500,000	—	1,000,022	500,005	472,954	8,916	2,481,897
Group President,	2016	470,000	—	1,200,006	600,001	396,482	11,664	2,678,153
Depository Institution Services Group	2015	470,000	—	—	1,309,042	515,924	24,914	2,319,880

(1) Reflects the grant date fair value of the awards granted in the respective years under the Incentive Plan. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 7 to our Consolidated Financial Statements for the year ended December 31, 2017.

(2) The amounts shown in this column include the grant date fair value of performance share units granted to Messrs. Hau ($700,107), Ernst ($600,059), McGranahan ($500,011) and Vielehr ($500,011) in 2017 at the target award level. The value realized by each of them at the end of the three-year performance period will depend on the company's achievement of internal revenue growth goals, subject to attaining a threshold level of adjusted income from continuing operations, over the three-year period and will range from 0% to 200% of the target award. If the highest level of performance conditions is met, the grant date fair value of

these awards would be as follows: Mr. Hau - $1,400,214; Mr. Ernst - $1,200,118; Mr. McGranahan - $1,000,023; and Mr. Vielehr - $1,000,023.

(3) These cash incentive payments were made pursuant to the Incentive Plan. These awards were earned in the year listed and paid in the following year.

(4) The amounts shown in this column include company matching contributions under our 401(k) savings plan; company-paid premiums for life and long-term disability insurance; participation in our executive physical program; and if applicable, company contributions to a health savings account. For 2017, the amount shown for Messrs. Hau and McGranahan also includes reimbursement for relocation-related expenses pursuant to the terms of his respective agreement. The amount of Mr. Hau's and Mr. McGranahan's reimbursed relocation-related expenses in 2017 was $73,399 and $76,052, respectively.

(5) Messrs. Hau and McGranahan joined Fiserv on March 14, 2016 and October 31, 2016, respectively. For 2016, Mr. Hau's and Mr. McGranahan's base salaries were paid at an annualized rate of $625,000 and $510,000, respectively. The amount shown for each of them reflects the actual amount of base salary paid to him during 2016. In addition, Mr. McGranahan's non-equity incentive plan award for 2016 was pro-rated based on his period of service during the year. In 2017, Mr. McGranahan received a $500,000 cash payment pursuant to the terms of his agreement to compensate him for benefits he forfeited upon leaving his prior employer, which is reported in the "Bonus" column.

(6) Mr. Ernst retired as our chief operating officer on April 1, 2018.

(7) Mr. Vielehr's annualized base salary increased from $470,000 to $510,000 in April 2017. The amount shown for him reflects the actual amount of base salary paid to him during 2017. During 2017, Mr. Vielehr held the role of Group President, Depository Institution Services Group, and in 2018, he was promoted to Chief Administrative Officer.

The material terms of the company's agreements with Messrs. Yabuki, Hau, Ernst, McGranahan and Vielehr are set forth above under the heading "Compensation Discussion and Analysis – Employment and Other Agreements with Executive Officers."

Grants of Plan-Based Awards in 2017

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1][2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[1][3]	All Other Option Awards: Number of Securities Underlying Options (#)[1][3]	Exercise or Base Price of Option Awards ($/Sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
J. Yabuki		739,200	1,470,000	2,940,000							
	02/22/2017							79,516			4,525,256
	02/22/2017								186,818	56.91	3,474,815
R. Hau		343,750	687,500	1,375,000							
	02/22/2017							14,058			800,041
	02/22/2017								43,012	56.91	800,023
	02/22/2017				3,076	12,302	24,604				700,107
M. Ernst		408,000	810,000	1,620,000							
	02/22/2017								75,270	56.91	1,400,022
	02/22/2017				2,636	10,544	21,088				600,059
D. McGranahan		295,800	587,000	1,174,000							
	02/22/2017								21,506	56.91	400,012
	02/22/2017				2,197	8,786	17,572				500,011
B. Vielehr[5]		295,800	587,000	1,174,000							
	02/22/2017							8,786			500,011
	02/22/2017								26,882	56.91	500,005
	02/22/2017				2,197	8,786	17,572				500,011

(1) In March 2018, we completed a two-for-one split of our common stock. Accordingly, amounts are presented on a split-adjusted basis.

(2) We granted all of the performance share units reported above pursuant to the Incentive Plan. The performance share units have a three-year performance period. The number of shares issued at vesting will be determined by the company's achievement of internal revenue growth goals, subject to attaining a threshold level of adjusted income from continuing operations over the three-year period, and will range from 0% to 200% of the target award.

(3) We granted all of the restricted stock units and stock options reported above pursuant to the Incentive Plan. One-third of the restricted stock units vest on each of the second, third and fourth anniversaries of the grant date, and one-third of the stock options vest on each anniversary of the grant date. The options have an exercise price equal to the closing price of our common stock on the grant date and expire on the 10 year anniversary of the grant date. As discussed under "Compensation Discussion and Analysis – 2017 Named Executive Officer Compensation – Equity Incentive Awards," the

mix of stock options and restricted stock units granted is determined by the compensation committee based in part on the recommendation of the chief executive officer and an understanding of individual preference.

(4) The amounts in the table represent the grant date fair value of the restricted stock unit and stock option awards and, in the case of performance share units, the grant date fair value at the target award level. Information about the assumptions that we used to determine the grant date fair value of the awards is set forth in our Annual Report on Form 10-K in Note 7 to our Consolidated Financial Statements for the year ended December 31, 2017.

(5) The amounts shown under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" for Mr. Vielehr are based on a base salary of $510,000.

Outstanding Equity Awards at December 31, 2017

Name	Option Awards[1]				Stock Awards[1]			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
J. Yabuki					169,324[4]	11,102,575	94,406[5]	6,190,201
	—	186,818[6]	56.91	02/22/2027				
	91,924	183,852[7]	48.33	02/19/2026				
	275,328	137,664[8]	39.53	02/18/2025				
	503,140	—	28.49	02/19/2024				
	634,376	—	20.18	02/20/2023				
	482,700	—	16.32	02/22/2022				
	658,380	—	15.43	02/23/2021				
	777,652	—	11.93	02/24/2020				
	727,968	—	8.19	02/26/2019				
R. Hau					64,866[9]	4,253,264	24,604[10]	1,613,284
	—	43,012[6]	56.91	02/22/2027				
	—	188,088[11]	49.21	03/14/2026				
M. Ernst					—	—	23,675[10]	1,552,370
	—	75,270[6]	56.91	02/22/2027				
	36,174	72,350[7]	48.33	02/19/2026				
	94,412	47,208[8]	39.53	02/18/2025				
	149,162	—	28.49	02/19/2024				
	167,152	—	20.18	02/20/2023				
	181,012	—	16.32	02/22/2022				
	194,580	—	14.88	01/03/2021				
D. McGranahan					20,310[12]	1,331,727	17,572[10]	1,152,196
	—	21,506[6]	56.91	02/22/2027				
	—	137,802[13]	49.24	10/31/2026				
B. Vielehr					21,202[14]	1,390,215	20,676[10]	1,355,725
	—	26,882[6]	56.91	02/22/2027				
	12,766	25,536[7]	48.33	02/19/2026				
	68,188	34,094[8]	39.53	02/18/2025				
	233,784	—	27.48	12/01/2023				

(1) In each of December 2013 and March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis and, where applicable, rounded up to the nearest whole cent.

(2) The amounts in this column were calculated by multiplying the closing market price of our common stock on December 29, 2017 (the last day that NASDAQ was open for trading during our most recently completed fiscal year), $65.57, by the number of unvested shares or units.

(3) The performance share units granted in 2016 and 2017 have a three-year performance period ending December 31, 2018 and 2019, respectively, and vest based upon cumulative annual internal revenue growth over the three-year period, subject to attaining a threshold level of adjusted income from continuing operations which, if not met, will result in no vesting of the performance share units. The value realized by each named executive officer at the end of the three-year performance period will depend on the company's achievement of these goals.

(4) Includes 10,862 restricted stock units that vested February 18, 2018, 12,622 restricted stock units that vested on February 19, 2018, and 18,486 restricted stock units that vested on February 19, 2018. The remaining restricted stock units will vest as follows: 10,864 on February 18, 2019; 18,486 on February 19, 2019; 26,504 on February 22, 2019; 18,488 on February 19, 2020; and 26,506 on each of February 22, 2020 and 2021.

(5) As of December 31, 2017, the performance share units granted to Mr. Yabuki in 2016 are anticipated to vest below target with respect to the portion of his award subject to internal revenue growth (80%) and at target with respect to the portion subject to talent development goals (20%) and, in accordance with Securities and Exchange Commission rules, are included in this table at the anticipated level.

(6) One-third of the options vest on each anniversary of the grant date, February 22, 2017.

(7) One-third of the options vest on each anniversary of the grant date, February 19, 2016.

(8) One-third of the options vest on each anniversary of the grant date, February 18, 2015.

(9) The restricted stock units will vest as follows: 4,686 on each of February 22, 2019, 2020 and 2021 and 25,404 on each of March 14, 2019 and 2020.

(10) As of December 31, 2017, we believe the 2016 awards made to Messrs. Ernst and Vielehr are likely to vest at the threshold level and are included in this table at threshold. As of December 31, 2017, we believe the 2017 awards made to Messrs. Hau, Ernst, McGranahan and Vielehr are likely to vest above the target level and, in accordance with Securities and Exchange Commission rules, are included in this table at the maximum level. For Mr. Ernst, 2,587 units shown in this column relate to the 2016 award and 21,088 units relate to the 2017 award. For Mr. Vielehr, 3,104 units relate to the 2016 award and 17,572 units relate to the 2017 award.

(11) One-half of the options vest on the third and fourth anniversaries of the grant date, March 14, 2016.

(12) One-half of the restricted stock units will vest on each of October 31, 2019 and 2020.

(13) One-half of the options vest on the third and fourth anniversaries of the grant date, October 31, 2016.

(14) Includes 4,138 restricted stock units that vested on February 19, 2018. The remaining restricted stock units will vest as follows: 4,138 on February 19, 2019; 2,928 on each of February 22, 2019 and 2020; 4,140 on February 19, 2020; and 2,930 on February 22, 2021.

Option Exercises and Stock Vested During 2017

During our fiscal year ended December 31, 2017, the named executive officers exercised options to purchase shares of our common stock and/or had restricted stock units vest as set forth below. In March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
J. Yabuki	844,400	39,489,844	38,624	2,162,558
R. Hau	—	—	—	—
M. Ernst	—	—	5,784	323,846
D. McGranahan	—	—	—	—
B. Vielehr	—	—	36,404	2,373,905

(1) The "Value Realized on Exercise" was calculated in accordance with SEC rules by multiplying the gross number of shares acquired on exercise times the difference between the closing price of our common stock on the exercise date and the exercise price of the option and, along with the "Number of Shares Acquired on Exercise," has not been reduced to account for shares withheld by the company to satisfy the exercise price and tax liability incident to the exercise of stock options.

(2) The "Value Realized on Vesting" was calculated in accordance with SEC rules by multiplying the gross number of shares acquired on vesting times the closing price of our common stock on the vesting date and, along with the "Number of Shares Acquired on Vesting," has not been reduced to account for shares withheld by the company to satisfy the tax liability incident to the vesting of restricted stock units.

Non-Qualified Deferred Compensation in 2017

The following table sets forth certain information for each of our named executive officers regarding non-qualified deferred compensation for the year ended December 31, 2017.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
J. Yabuki	—	—	—	—	—
R. Hau	—	—	—	—	—
T. Hirsch	—	—	—	—	—
M. Ernst	347,968	—	215,714	—	1,285,446
D. McGranahan	—	—	—	—	—
B. Vielehr	—	—	—	—	—

(1) The amount shown in this column is also reported in the Summary Compensation Table as earned for 2016.

(2) In addition to the contributions made in 2017, $678,146 of the amount included in this column for Mr. Ernst has been previously reported in the Summary Compensation Table.

In 2017, our named executive officers were permitted under our non-qualified deferred compensation plan to defer up to 100% of base salary, commissions and/or any cash payment earned by a participant pursuant to one of our written incentive plans, and in 2018, deferrals will be limited to up to 75% of such compensation. Accounts are credited with earnings based on each participant's selection among investment choices that are similar to those available under our 401(k) plan. Investment allocations may be changed at any time by the participant.

Participants wishing to participate in the plan must make a deferral election each year. At the time of election, the participant must also choose the time and form of distribution. The participant may elect to have distributions begin on a specified date or following retirement. Distributions will also occur in connection with any other separation from service, or upon death or a change in control.

Potential Payments Upon Termination or Change in Control

In the discussion below, we describe potential payments to the named executive officers upon termination of employment or a change in control. The following descriptions are qualified in their entirety by reference to the relevant agreements. The complete definitions of cause, good reason, disability and change in control are set forth in the named executive officers' agreements with the company, all of which we have filed with the Securities and Exchange Commission.

Terminology

"Cause" under the agreements generally refers to specified types of serious misconduct that may harm our company. In some cases, executive officers have "good reason" to terminate their employment if we change in a negative manner their working conditions or position within our organization or if we breach the terms of the agreements. "Disability" generally means physical or mental illness that causes the executive officer to become disabled to a degree as to be unable to perform substantially all of his duties for a continuous period of six months. The definitions may vary from agreement to agreement. Accordingly, the preceding summary description of the definitions is qualified by reference to the agreements themselves.

Employment Agreements

General

Our employment agreements with Messrs. Yabuki and Vielehr provide, and our employment agreement with Mr. Ernst provided, for potential payments on certain terminations of employment. In addition, these agreements and our KEESAs, which we describe in more detail below, all provide that post-termination payments and benefits are subject to a six-month delay in the event that the executive officer is considered a "specified employee" within the meaning of Section 409A of the Internal Revenue Code at the time of a qualifying termination. The employment agreements also contain provisions that require each of the named executive officers to maintain the confidentiality of our confidential information and proprietary data during and following his

employment. In addition, each of Messrs. Yabuki, Ernst and Vielehr agrees that during his employment and for 12 months after termination of employment, he will not compete with us or solicit our clients or our employees. Under the employment agreements, we have the ability to recover compensation previously paid to the named executive officer if he breaches these obligations.

Terms of Employment Agreement with Mr. Yabuki

We have the right to terminate Mr. Yabuki's employment at any time. Under his employment agreement, as amended in 2016, if we terminate Mr. Yabuki's employment or fail to renew the term of his employment other than for death, disability or cause, or Mr. Yabuki terminates his employment for good reason, he is entitled to receive: (i) a lump sum payment equal to five and one-half times his current annual base salary, (ii) full vesting of all equity awards, as well as the right to exercise stock options for not less than one year following the date of termination of his employment, but in no event longer than ten years from the date of grant, or if earlier, the latest date the option could have been exercised had Mr. Yabuki remained employed, (iii) a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination and (iv) reimbursement for COBRA or other health insurance premiums for up to two years following the date of his termination, or until Mr. Yabuki obtains health care coverage through subsequent employment, whichever is earlier.

If Mr. Yabuki's employment is terminated for death or disability, he or his estate, as applicable, is entitled to receive full vesting of all equity and long-term awards and a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination.

In 2016, we amended Mr. Yabuki's employment agreement and KEESA to eliminate the excise tax gross-up provisions in his agreements.

If the benefits to Mr. Yabuki under his employment agreement are duplicative of or inconsistent with the benefits provided under his equity award agreements or KEESA, his employment agreement provides that he will receive the most favorable benefits (determined on a benefit-by-benefit basis) under his equity award agreements or KEESA, on the one hand, or his employment agreement on the other hand.

Terms of Employment Agreement with Mr. Vielehr

We have the right to terminate Mr. Vielehr's employment at any time. If we terminate his employment other than for death, disability or cause, he is entitled to receive a lump sum payment equal to 12 months of salary.

Other Agreements

We have entered into agreements with each of Messrs. Hau and McGranahan in connection with the start of their employment with us. Upon a termination without cause, each of them will receive 12 months of salary and accelerated vesting of all remaining unvested equity awards granted upon the commencement of his employment.

Mr. Ernst

Mr. Ernst served as our chief operating officer until April 1, 2018 when he retired from our company. Mr. Ernst had an employment agreement with the company, and pursuant to his equity award agreements, subject to compliance with ongoing retirement, non-competition, confidentiality and other obligations:

• all of Mr. Ernst's unvested stock options will continue to vest on their original vesting schedule as if he had not retired, and vested stock options will remain exercisable until the earlier of five years following his retirement or the original expiration date of the stock option; and

• Mr. Ernst's performance share units granted in 2017 will vest after the end of the performance period on December 31, 2019 as if he had not ceased to be an employee.

Mr. Ernst's performance share units granted in 2016 terminated without vesting upon his retirement, and he had no unvested restricted stock units at the time of his retirement. As of December 31, 2017, Mr. Ernst's unvested stock options had a value of $3,128,449 and performance share units granted in 2017 had a value of $1,071,676 based on a probable vesting outcome at a level between the target and maximum.

In addition, following his retirement and subject to a six-month delay pursuant to Section 409A of the Internal Revenue Code, during which no further earnings will accrue, Mr. Ernst will receive a lump sum distribution of his account balance under our non-qualified deferred compensation plan as further described above under " – Non-Qualified Deferred Compensation in 2017."

Mr. Ernst is not entitled to any benefits upon his retirement other than those stated above.

Key Executive Employment and Severance Agreements

General

Our Key Executive Employment and Severance Agreements ("KEESAs") set forth the amounts and types of benefits that we believe will enable us to keep our executive officers' interests aligned with those of our shareholders in the event of a change in control by allowing them to concentrate on taking actions that are in the best interests of our shareholders without consideration of whether their actions may ultimately have an effect on the security of their employment. We also intend for the benefits to recognize past contributions by the executive officers if they are asked to leave, and to help to prevent the departure of key managers in connection with an anticipated or actual change in control. The KEESAs fulfill these purposes by generally providing for severance in the event of a qualifying termination following a change in control and vesting of outstanding equity awards upon a change in control.

We believe these agreements provide for an equitable financial transition for an executive officer when an adverse change in his or her employment status is required as a result of certain unexpected corporate events. Because these agreements have been entered into for the specific purposes described above, these arrangements do not affect the decisions we make with respect to annual or long-term compensation.

Benefits

Pursuant to the terms of the KEESAs, upon a change in control, all stock options and restricted stock units granted prior to the change in control will become fully and immediately vested. In addition, if we terminate them other than for death, disability or cause, or they resign for good reason, within three years following a change in control, then our named executive officers will be entitled to receive:

- a cash termination payment equal to two times the sum of (i) their annual salary plus (ii)

  - their highest annual cash incentive award during the three completed fiscal years before the change in control; or

  - in the case of Messrs. Hau and McGranahan, because each of them has not been employed by us for three or more years, the greater of 60% of his annual salary at the time of the change in control or the highest annual cash incentive award during the two completed fiscal years before the change in control;

- with respect to each incentive compensation award made to the named executive officer for all uncompleted periods as of the termination date, a cash payment equal to the value of such award prorated through the termination date as if the goals with respect to such award had been achieved (at the target level, if applicable), which we refer to as the "prorated bonus;" and

- continuation for up to three years of life, disability, hospitalization, medical and dental insurance coverage at our expense as in effect at the termination, in addition to certain other benefits related to securing other employment.

In the event their employment is terminated for death or disability within three years following a change in control, our named executive officers will be entitled to receive the prorated bonus under their KEESAs. If, within three years following a change in control, we terminate the employment of our named executive officers for any reason, or they resign or retire, our named executive officers (or their heirs or estate, as applicable) will also be entitled to receive: any unpaid base salary through the termination date; reimbursement of business expenses incurred through the termination date; any compensation previously deferred by the named executive officer; and the sum of any bonus or incentive compensation allocated or awarded but not yet paid.

The KEESAs also provide that if any portion of the benefits under the KEESAs or any other agreement to which they are a party would constitute an "excess parachute payment" for purposes of the Internal Revenue Code, then they will have the option to receive the total payments and pay the 20% excise tax imposed by the Internal Revenue Code, or have the total payments reduced such that they would not be required to pay the excise tax.

Change in Control Defined

A "change in control" under the KEESAs generally will occur if: any person becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power; specified changes occur to our incumbent board of directors; our shareholders approve a merger, consolidation or share exchange with any other corporation, or approve the issuance of voting securities in connection with a merger, consolidation or share exchange; or our shareholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets.

Non-Compete

Each named executive officer with a KEESA agrees that he will not, for a period of six months after the termination date, participate in the management of, be employed by or own any business enterprise at a location within the United States that substantially competes with us or our subsidiaries. In addition, during and following his employment, he will hold in confidence, and not directly or indirectly disclose, use or copy, our confidential information and proprietary data. Finally, he agrees that for a period of two years after the termination date, he will not hire or solicit for employment any person who is or was employed by us during the twelve months preceding his termination.

Equity Awards

Equity award agreements under the Incentive Plan provide that, on a recipient's death or disability, 100% of any then unexercisable stock options will become exercisable by the recipient until the earlier of one year following the triggering event or the stock option expiration date. In addition, the restricted stock unit and performance share unit agreements generally provide for pro rata vesting in the event of death or disability; provided that, with respect to performance share units, shares will not be issued until the end of the performance period based on the number of months of service during the performance period.

Except in the case of the award agreements for performance share units granted in 2016, the equity award agreements also provide that, following a qualified retirement and subject to compliance with ongoing retirement, non-competition, confidentiality and other obligations, all unvested stock option and restricted stock unit awards held by an executive officer will continue to vest on their original vesting schedule, and performance share units will vest after the end of the performance period, as if the executive officer had not ceased to be an employee. In addition, vested stock options will remain exercisable until the earlier of five years following retirement or the original expiration date of the stock option.

The equity award agreements require our named executive officers to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us or during the 12 months following the termination of their employment. In the event the named executive officer breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to any of our programs, plans or arrangements.

Upon a change in control, the Incentive Plan provides that if a named executive officer has an employment, retention, change in control or similar agreement that addresses the effect of a change in control on his or her awards, then such agreement will control. Otherwise, the Incentive Plan provides that the successor or purchaser may assume the stock option and restricted stock unit awards or provide substitute awards with similar terms and conditions; provided, that, if within 12 months following the change in control the named executive officer is terminated without cause or terminates his employment for good reason, the assumed equity award or such substitute award will become fully vested and exercisable and/or all restrictions on the

award will lapse as of the time immediately prior to such termination of employment. In that case, the named executive officer will have 90 days after the termination to exercise an option award unless a longer exercise period is applicable under the agreement, and the confidentiality, non-compete and non-solicit covenants in the equity award agreement will cease to apply. If the successor or purchaser does not assume the stock option and restricted stock unit awards or issue replacement awards, then immediately prior to the change in control, each stock option and restricted stock unit award subject to the agreements will become fully vested and exercisable and/or all restrictions on the award will lapse.

The award agreements for performance share units provide that, upon a change in control prior to the end of the performance period, the named executive officer will be paid cash in an amount equal to the fair market value (as of the date of the change in control) of such number of shares eligible for issuance at 150% of the target award level. Thereafter, the award will terminate.

Cash Incentive Awards

Our Incentive Plan provides that, upon a change in control, the successor or purchaser may assume the cash incentive awards to our named executive officers or provide substitute awards with similar terms and conditions. If the successor or purchaser in the change in control does not assume the cash incentive award or issue a replacement award, then any award earned but not yet paid will be paid to the named executive officer. If the cash incentive award is not yet earned, then the award will be canceled in exchange for a cash payment equal to the product of the amount that would have been due under the canceled award as if the performance goals measured at the time of the change in control were achieved at the same rate through the end of the performance period and a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to the date of the change in control and the denominator of which is the number of whole months in the performance period.

Estimated Potential Payments Upon Termination or Change in Control

In the tables below, we estimate the maximum amount of compensation payable to our named executive officers based on their agreements in effect at, and assuming that the triggering event or events indicated occurred on, December 31, 2017, other than to Mr. Ernst whose benefits upon retirement are described above. In March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis and, where applicable, rounded up to the nearest whole cent. The amounts shown in the tables below rely on the following assumptions:

- The amount shown in the table with respect to stock options is equal to the difference between the exercise price of the unvested options which would experience accelerated vesting and $65.57, the closing price of our common stock on the last trading day of the calendar year.

- The amount shown in the table with respect to restricted stock units is equal to the closing price of our common stock on the last trading day of the calendar year times the number of unvested restricted stock units which would experience accelerated vesting.

- The amount shown in the table with respect to performance share units is equal to the closing price of our common stock on the last trading day of the calendar year times a number of performance share units based on the probable outcome of the applicable three-year performance goals as of December 31, 2017.

- Except in the case of Mr. Yabuki, upon death or disability, performance share units vest after the end of the performance period on a pro rata basis depending on the number of months of service completed during the relevant performance period, and we assume that performance goals will be achieved at the threshold level for 2016 awards and at a level between the target and maximum for 2017 awards.

- In the case of Mr. Yabuki, we assume that, upon death or disability or a termination without cause or resignation for good reason, his performance share units will fully vest after the end of the performance period at (i) the threshold level for the portion of his award subject to the achievement of internal revenue growth goals and (ii) the target level for the portion of his award subject to talent development goals.

- The prorated bonus amounts reflect the named executive officer's target cash incentive award for 2017 because we assume that the triggering event or events indicated occurred on December 31, 2017.

- The amount shown in the "Retirement (Equity Award Agreements)" column assumes that the named executive officer who was retirement-eligible at December 31, 2017 fulfills all retirement qualifications and complies with all ongoing obligations so that all unvested stock option and restricted stock unit awards held by him as of December 31, 2017 continue to vest on their original vesting schedule, and performance share units granted in 2017 vest at a level between the target and maximum, as if the executive officer had not ceased to be an employee.

- The amount shown for "Post-Employment Benefits" on a termination without cause or resignation for good reason following a change in control is the value of three years of continued benefits for the named executive officer and his immediate family, including medical, dental and life insurance. The amount shown for "COBRA Reimbursement" in the case of Mr. Yabuki is the value of two years of continued medical and dental coverage for Mr. Yabuki and his immediate family. The value of the benefits is based on a number of assumptions, including the continued availability of these types of coverage at expected rates. Accordingly, the amount shown is only an estimate, and the actual amount payable by us may be greater or less than the amount shown.

- In accordance with the terms of the KEESAs, the amount shown for outplacement services is 10% of the executive officers' respective base salaries for 2017. Pursuant to their agreements, Messrs. Hau and McGranahan would also receive up to one year of outplacement services upon a termination without cause.

- The executive officers' KEESAs provide that the named executive officers are entitled to receive reimbursement for certain fees and expenses, up to $15,000, paid to consultants and legal or accounting advisors in connection with the computation of benefits under the KEESAs.

- In certain circumstances, our named executive officers could elect to have payments reduced to eliminate potential excise taxes; however, for purposes of the tables below, we have assumed that no such election has been made.

Potential Payment on a Change in Control without Termination of Employment; Acceleration of Vesting

Name	Number of Option Shares Vested on Accelerated Basis (#)	Number of Restricted Stock Units Vested on Accelerated Basis (#)	Number of Performance Share Units Vested on Accelerated Basis at 150% of Target Level (#)	Value Realized ($)
J. Yabuki	508,334	169,324	354,018	42,687,758
R. Hau	231,100	64,866	18,453	8,912,831
D. McGranahan	159,308	20,310	13,179	4,632,423
B. Vielehr	86,512	21,202	31,803	5,036,385

Potential Payment on a Termination of Employment

Mr. Yabuki

Benefits and Payments	Death or Disability Prior to Change in Control (Employment Agreement)	Retirement (Equity Award Agreements)	Resignation For Good Reason or Termination Without Cause (Employment Agreement)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/Equity Award Agreement)
Compensation:					
Base Salary	—	—	$ 4,620,000	—	$ 1,680,000
Cash Incentive Award	—	—	—	—	3,325,760
Prorated Bonus	$ 1,470,000	—	1,470,000	$ 1,470,000	1,470,000
Stock Options:					
Unvested	8,372,223	$ 8,372,223	8,372,223	8,372,223	8,372,223
Restricted Stock Units:					
Unvested	11,102,575	11,102,575	11,102,575	11,102,575	11,102,575
Performance Share Units:					
Unvested	6,190,201	—	6,190,201	23,212,960	23,212,960
Benefits:					
COBRA Reimbursement	—	—	13,816	—	—
Post-Employment Benefits	—	—	—	—	101,392
Outplacement Services	—	—	—	—	84,000
Advisor Fees	—	—	—	—	15,000
Total	$27,134,999	$19,474,798	$31,768,815	$44,157,758	$49,363,910

Mr. Hau

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements)	Termination Without Cause (Employment Agreement)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement)
Compensation:				
Base Salary	—	$ 625,000	—	$ 1,250,000
Cash Incentive Award	—	—	—	1,299,870
Prorated Bonus	—	—	$ 687,500	687,500
Stock Options:				
Unvested	$3,449,604	3,077,120	3,449,604	3,449,604
Restricted Stock Units:				
Unvested	832,870	3,331,481	4,253,264	4,253,264
Performance Share Units:				
Unvested	416,828	—	1,209,963	1,209,963
Benefits:				
Post-Employment Benefits	—	—	—	122,431
Outplacement Services	—	3,950	—	62,500
Advisor Fees	—	—	—	15,000
Total	$4,699,302	$7,037,551	$9,600,331	$12,350,132

Potential Payment on a Termination of Employment

Mr. McGranahan

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements)	Termination Without Cause (Employment Agreement)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement)
Compensation:				
Base Salary	—	$ 510,000	—	$1,020,000
Cash Incentive Award	—	—	—	612,000
Prorated Bonus	—	—	$ 586,500	586,500
Stock Options:				
Unvested	$2,436,549	2,250,307	2,436,549	2,436,549
Restricted Stock Units:				
Unvested	332,964	1,331,727	1,331,727	1,331,727
Performance Share Units:				
Unvested	297,688	—	864,147	864,147
Benefits:				
Post-Employment Benefits	—	—	—	110,576
Outplacement Services	—	3,950	—	51,000
Advisor Fees	—	—	—	15,000
Total	$3,067,201	$4,095,984	$5,218,923	$7,027,499

Mr. Vielehr

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements)	Termination Without Cause (Employment Agreement)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreements)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/Equity Award Agreements)
Compensation:				
Base Salary	—	$510,000	—	$1,020,000
Cash Incentive Award	—	—	—	1,291,800
Prorated Bonus	—	—	$ 586,500	586,500
Stock Options:				
Unvested	$1,560,847	—	1,560,847	1,560,847
Restricted Stock Units:				
Unvested	203,529	—	1,390,215	1,390,215
Performance Share Units:				
Unvested	433,418	—	2,085,323	2,085,323
Benefits:				
Post-Employment Benefits	—	—	—	133,117
Outplacement Services	—	—	—	51,000
Advisor Fees	—	—	—	15,000
Total	$2,197,794	$510,000	$5,622,885	$8,133,802

Pay Ratio

For the year ended December 31, 2017:

- The median annual total compensation of all our employees, other than the chief executive officer, was $69,205.

- The annual total compensation of our chief executive officer for purposes of the pay ratio calculation was $10,422,743.

- Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all employees is reasonably estimated to be 151 to 1 under Item 402(u) of Regulation S-K.

We identified the median employee by examining base cash compensation plus overtime and shift differential for all individuals, excluding our chief executive officer, who were employed by us on December 31, 2017. We included all worldwide employees, whether employed on a full-time, part-time or seasonal basis. We believe base cash compensation is a reasonable basis on which to identify the median employee because those employees who receive cash incentive compensation, commissions or equity awards represent a relatively small portion of our employee population. As of December 31, 2017, we had approximately 24,000 employees.

Our methodology to identify the median of the annual total compensation of all employees included the following material assumptions, adjustments and estimates:

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated annually.

- We annualized 2017 base cash compensation for any permanent employees, whether full- or part-time, who were hired after January 1, 2017, and we used actual base cash compensation through December 31, 2017 for all temporary or seasonal employees and all permanent employees who were employed during the entire year.

- For permanent employees, we assumed that any pay increases took place on April 1, 2017 since this is the standard timing for our pay increases. Any pay increases taking place at other times during the year are immaterial to the overall result.

- For hourly employees, we calculated base cash compensation as the hourly rate for an individual times the regularly scheduled number of hours to be worked by that individual during the year.

- Overtime and shift differential pay was included only for our hourly employees in the U.S. We reasonably estimate that approximately 4.5% of all overtime and shift differential hours were worked by employees located outside the U.S. during 2017, and we believe any impact from those hours to be immaterial to the overall result.

- We did not make any cost-of-living adjustments in identifying the median employee.

With respect to our median employee, we identified and calculated the elements of such employee's annual total compensation for 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and included the estimated value of such employee's 2017 employer-paid health care and short-term disability premiums. With respect to the annual total compensation of our chief executive officer, we used the amount reported in the "Total" column of our 2017 Summary Compensation Table included in this proxy statement plus the estimated value of our chief executive officer's 2017 employer-paid health care and short-term disability premiums.

The pay ratio described above may not be comparable to the pay ratio of other companies because our employee population, compensation structure, and the assumptions we made and the methodology we used in arriving at the pay ratio, may differ from those at other companies.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. These Section 16 reporting persons are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16 forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations from Section 16 reporting persons, we believe that, during our fiscal year ended December 31, 2017, all Section 16 reporting persons complied with all applicable filing requirements, except that, on March 31, 2017, a Form 4 was filed to report our withholding of 592 shares to satisfy the taxes incident to the vesting of restricted stock units held by Kevin Gregoire on March 28, 2017, and on February 13, 2018, a Form 5 was filed to report a gift by Mark Ernst of 1,490 shares on November 16, 2016.

Proposal 4. Ratification of the Appointment of Independent Registered Public Accounting Firm

Background

The audit committee of the board of directors is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The audit committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2018. Deloitte has served as our independent registered public accounting firm since 1985. The audit committee periodically evaluates the performance and independence of Deloitte to determine whether we should continue to retain the firm. To this end, at least annually, Deloitte makes a presentation to the committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance. The audit committee is responsible for the audit fee negotiations associated with the retention of Deloitte. In addition, in conjunction with the mandated rotation of Deloitte's lead engagement partner, the audit committee and its chairman actively participate in the selection of a successor lead engagement partner. The members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders.

A representative of Deloitte is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Reason for the Proposal

Appointment of our independent registered public accounting firm is not required to be submitted for shareholder approval, but the audit committee of our board of directors is seeking ratification of its appointment of Deloitte as a matter of good corporate practice. If our shareholders do not ratify this appointment, the audit committee of the board of directors will consider it a direction to seek to retain another independent public accounting firm. Even if the appointment is ratified, the audit committee may, in its discretion, appoint a different independent registered public accounting firm at any time if it determines that such a change would be in our shareholders' best interests.

Vote Required and Recommendation of the Board of Directors

To ratify the appointment of Deloitte as our independent registered public accounting firm, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to ratify the appointment of Deloitte as our independent registered public accounting firm for 2018.

The board of directors recommends that you vote "FOR" Proposal 4.

Independent Registered Public Accounting Firm and Fees

The following table presents the aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (the "Deloitte Entities") for services provided during 2017 and 2016.

	2017	2016
Audit Fees	$3,381,000	$2,827,000
Audit-Related Fees	3,898,000	3,472,000
Tax Fees	921,000	848,000
All Other Fees	—	87,000
Total	$8,200,000	$7,234,000

Audit Fees. Audit fees are for professional services rendered by the Deloitte Entities in connection with the integrated audit of our annual consolidated financial statements, the review of financial statements included in our quarterly reports on Form 10-Q, other statutory audits and other regulatory filings.

Audit-Related Fees. Audit-related fees are for professional services rendered by the Deloitte Entities for service auditor reports.

Tax Fees. Tax fees are for tax consultations and tax return preparation and compliance.

All Other Fees. All other fees are for training services.

Audit Committee Pre-Approval Policy

The audit committee has established pre-approval policies and procedures that require audit committee approval of all audit and permitted non-audit services to be provided by its independent registered public accounting firm. For certain types of services, the audit committee pre-approves the particular services, subject to certain monetary limits, after the audit committee is presented with a schedule describing the services to be approved. The audit committee's pre-approval policies do not permit the delegation of the audit committee's responsibilities to management. In 2017, the audit committee pre-approved all services provided by our independent registered public accounting firm.

Audit Committee Report

In accordance with its written charter, the audit committee provides independent review and oversight of the accounting and financial reporting processes and financial statements of Fiserv, Inc., the system of internal controls that management and the board of directors have established, the audit process and the results of operations of Fiserv, Inc. and its financial condition. Management has the responsibility for preparing the company's financial statements and Deloitte & Touche LLP ("Deloitte"), the company's independent registered public accounting firm, has the responsibility for examining those statements.

The audit committee has reviewed and discussed with management and Deloitte the audited financial statements of Fiserv, Inc. for the fiscal year ended December 31, 2017. The audit committee has also discussed with Deloitte the matters required to be discussed by the standards of the Public Company Accounting Oversight Board. The audit committee has received the written disclosures and letter from Deloitte required by the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence and has discussed with Deloitte its independence. The audit committee has pre-approved all services provided and fees charged by the independent registered public accounting firm to Fiserv, Inc. and has concluded that such services are compatible with Deloitte's independence.

The audit committee also discussed with management, the internal auditors and Deloitte the quality and adequacy of the internal controls of Fiserv, Inc. and the organization, responsibilities, budget and staffing of the internal audit function of Fiserv, Inc. The audit committee reviewed with both Deloitte and the internal auditors their respective audit plans, audit scope and identification of audit risks. Based on the above-mentioned reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements of Fiserv, Inc. be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for filing with the Securities and Exchange Commission.

Denis J. O'Leary, Chairman
Alison Davis
John Y. Kim
JD Sherman

Proposal 5. Shareholder Proposal

The following proposal was submitted by an individual shareholder and will be voted on at the annual meeting if it is properly presented. **The board of directors recommends you vote AGAINST the proposal and asks you to read its Statement in Opposition which follows the proposal.** The shareholder's name, address and number of shares of common stock held may be obtained upon written request to our corporate Secretary.

The following proposal has been included exactly as we received it in accordance with the rules of the Securities and Exchange Commission:

Proposal 5 - Executive Pay Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items **–** for instance by checking a box on the ballot.

Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as the ratification of lucrative stock options and to obtain artificially high votes for a $22 million CEO pay package.

Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items.

This proposal is particularly important to Fiserv because of the higher than normal negative votes for our 2017 executive pay. CEO Jeffery Yabuki was paid $22 million for one-year.

Our negative votes for 2017 executive pay appears to be related to Glenn Renwick, Chairman of our Executive Pay Committee, receiving 20-times as many negative votes as a number of our directors. Perhaps serious consideration should be given to reassigning Mr. Renwick off of our Executive Pay Committee (as a related issue).

Nell Minow, co-author of Power and Accountability (with Robert A. G. Monks) said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Please vote to enhance management accountability to shareholders:
Executive Pay Confidential Voting - Proposal 5

Fiserv's Statement in Opposition

The board of directors has carefully considered this proposal and recommends that you vote AGAINST it. Our shareholder communications and proxy solicitation methods are designed to foster an open dialogue with our shareholders, including in the area of executive compensation, while allowing for confidentiality as desired. We believe that the proponent's proposal would be detrimental to this dialogue and, therefore, is not in our or our shareholders' best interests. Accordingly, you should vote "against" this proposal.

We actively and regularly engage in ongoing, transparent dialogue with our shareholders regarding executive compensation and governance matters to best understand shareholder views and concerns. The period leading up to the annual meeting of the shareholders is an important time for shareholders to express their concerns and provide feedback to our board of directors and management on executive compensation. We and our shareholders mutually benefit from this feedback, and this proposal would impair our ability to understand shareholder views. Although our executive compensation decisions have historically received the support of our shareholders, as evidenced by high "say-on-pay" support, our compensation committee regularly considers the feedback from shareholders in its review and assessment of our executive compensation practices. Preventing our board of directors and management from monitoring our shareholders' participation in the voting process would hinder our ability to engage in beneficial communications with our shareholders at a time when greater, rather than less, shareholder engagement is important.

In addition, we believe the proposal is unnecessary because a significant majority of our shareholders already vote confidentially or have the means to do so. The significant majority of our shares are held in street name through a broker, bank or other nominee and, as such, these shareholders already have the means to vote confidentially. For shares registered with our transfer agent, a shareholder may attain confidential voting by re-registering their shares in street name.

Finally, we do not engage in the practices that the proposal purports to remedy. Our board of directors and management view the proxy solicitation process as a means of engaging with our shareholders to understand and discuss their perspectives on matters that impact the ongoing success of our company. Management does not engage in coercive or improper behavior in the proxy solicitation process or use this process to further personal agendas, and it discloses our use of proxy solicitors and related fees in our proxy statement in accordance with SEC rules. In short, our shareholder engagement initiatives are conducted in a fair, appropriate and lawful manner.

We have an obligation to act in the best interests of our company and all of our shareholders. Our board of directors, elected by the shareholders, is charged with supporting management or shareholder proposals which it believes to be in the best interest of our shareholders. Likewise, our board of directors opposes proposals it believes to not be in the best interests of our shareholders. We can most efficiently advocate for or against proposals, or consider making changes to our executive compensation programs or corporate governance, when we are aware of the voting tally results and are permitted to discuss them with our shareholders.

Vote Required and Recommendation of the Board of Directors

The number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal for it to gain approval. Unless otherwise specified, the proxies solicited hereby will be voted against the shareholder proposal.

The board of directors recommends that you vote "AGAINST" Proposal 5.

Other Matters

Shareholder Proposals for the 2019 Annual Meeting

Any proposal that a shareholder desires to include in our proxy materials for our 2019 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") must be delivered no later than December 11, 2018 to the following address: 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Lynn S. McCreary, Chief Legal Officer and Secretary.

In 2016, we amended our by-laws to include a proxy access provision. Under our by-laws, shareholders who meet the requirements set forth in our by-laws may under certain circumstances include a specified number of director nominees in our proxy materials. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the 2018 annual meeting. Because we will commence mailing our proxy statement for the 2018 annual meeting on April 10, 2018, we must receive notice of a shareholder's director nomination for the 2019 annual meeting pursuant to the proxy access by-law provision no sooner than November 11, 2018 and no later than December 11, 2018. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2019 annual meeting.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2019 annual meeting must comply with the requirements set forth in our by-laws. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 45 days and not more than 70 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2018 annual meeting. Because we will commence mailing our proxy statement for the 2018 annual meeting on April 10, 2018, we must receive notice of a shareholder's intent to present business, other than pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2019 annual meeting no sooner than January 30, 2019, and no later than February 24, 2019. If the notice is received outside of that time frame, then we are not required to permit the business or the nomination to be presented at the 2019 annual meeting. Nevertheless, if our board of directors permits a matter of business submitted after February 24, 2019 to be presented at the 2019 annual meeting, then the persons named in proxies solicited by the board of directors for the 2019 annual meeting may exercise discretionary voting power with respect to such proposal.

Proxy Statement and Annual Report Delivery

Our Annual Report on Form 10-K for 2017 will be made available or mailed to each shareholder on or about April 10, 2018. We will furnish such report, without charge, to any person requesting a copy thereof in writing and stating such person is a beneficial holder of shares of our common stock on the record date for the 2018 annual meeting. Requests and inquiries should be sent to our corporate Secretary, Lynn S. McCreary, at the address below.

As permitted by rules of the Securities and Exchange Commission, services that deliver our communications to shareholders who hold their stock through a bank, broker or other holder of record may deliver a single copy of our Notice, annual report and proxy statement to multiple shareholders sharing the same address. Upon written or oral request, we will promptly deliver a separate copy of our Notice, annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the Notice, annual report and/or proxy statement may also request delivery of a single copy. Shareholders may make a request by writing to Lynn S. McCreary, Chief Legal Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

By Order of the Board of Directors

Lynn S. McCreary

Lynn S. McCreary, Secretary
Brookfield, Wisconsin
April 10, 2018

Appendix A

Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The company supplements its reporting of information determined in accordance with GAAP, such as revenue, earnings per share from continuing operations and net cash provided by operating activities, with "adjusted revenue," "internal revenue growth," "adjusted earnings per share" and "free cash flow." Management believes that adjustments for certain non-cash or other items and the exclusion of certain pass-through revenue and expenses should enhance shareholders' ability to evaluate the company's performance, as such measures provide additional insights into the factors and trends affecting its business. The company excludes these items from GAAP revenue, earnings per share from continuing operations and net cash provided by operating activities to more clearly focus on the factors management believes are pertinent to its operations, and management uses this information to make operating decisions, including the allocation of resources to the company's various businesses. In this proxy statement, we also disclose performance goals related to cash incentive awards based on adjusted earnings per share, internal revenue growth and consolidated net operating profit, which is another non-GAAP financial measure. Set forth below is a description of these terms:

- Adjusted earnings per share is calculated as earnings per share from continuing operations in accordance with GAAP, excluding acquisition and related integration costs, certain costs associated with the achievement of the company's operational effectiveness objectives, severance costs, amortization of acquisition-related intangible assets, certain discrete tax benefits and certain other non-operating gains and losses or unusual items.

- Internal revenue growth is measured as the increase in adjusted revenue for the current year excluding acquired revenue and revenue attributable to dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. Adjusted revenue is calculated as revenue in accordance with GAAP, excluding the impact of postage reimbursements in the company's Output Solutions business and including deferred revenue purchase accounting adjustments. Business unit or group adjusted revenue is calculated in the same manner using business unit or group revenue as applicable.

- Free cash flow is calculated as net cash provided by operating activities less capital expenditures, and excludes tax-effected severance, merger and integration payments; certain cash distributions from StoneRiver Group, L.P. ("StoneRiver"), a joint venture in which the company owns a 49% interest; and other items which management believes may not be indicative of the future free cash flow of the company.

- Consolidated net operating profit is calculated as total revenue minus total operating expenses, excluding share-based compensation and the capitalization and amortization of capitalized software development costs, and is adjusted for the items described in the calculation of adjusted earnings per share. Business unit or group net operating profit is calculated in the same manner using business unit or group revenue, expenses and adjustments as applicable.

These non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, earnings per share from continuing operations, net cash provided by operating activities or any other amount determined in accordance with GAAP.

Below are reconciliations of adjusted earnings per share, internal revenue growth and free cash flow to the most directly comparable measures determined in accordance with GAAP:

	2017	2016
GAAP earnings per share from continuing operations	$2.86	$2.08
Adjustments – net of income taxes:		
Merger, integration and other costs[1]	0.11	0.08
Severance costs	0.04	0.02
Amortization of acquisition-related intangible assets	0.25	0.23
StoneRiver and other investment activity[2]	(0.05)	(0.20)
Gain on sale of business[3]	(0.01)	—
Tax benefit[4]	(0.64)	—
Adjusted earnings per share	$2.56	$2.22

Earnings per share is calculated using actual, unrounded amounts. In March 2018, the company completed a two-for-one split of its common stock. Accordingly, all amounts are presented on a split-adjusted basis.

(1) Merger, integration and other costs include acquisition and related integration costs and certain costs associated with the achievement of the company's operational effectiveness objectives, including expenses related to data center consolidation activities.

(2) Represents the company's share of net gains on the disposition of a business and a business interest at StoneRiver, as well as a non-cash write-off of a $7 million investment in 2016.

(3) Represents the gain on the sale of the company's Australian item processing business.

(4) Represents discrete income tax benefits associated with the Tax Cuts and Jobs Act enacted in December 2017.

(in millions)	2017	2016
Revenue	$5,696	$5,505
Output Solutions postage reimbursements	(281)	(300)
Deferred revenue purchase accounting adjustments	8	6
Adjusted revenue	$5,423	$5,211

Internal revenue growth is measured as the increase in adjusted revenue for the current year excluding acquired revenue and revenue attributable to dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. 2017 acquired revenue was $49 million, and revenue in the comparable prior year attributable to dispositions was $29 million.

(in millions)	2017	2016
Net cash provided by operating activities	$1,483	$1,431
Capital expenditures	(287)	(290)
Adjustments:		
Severance, merger and integration payments	84	54
StoneRiver cash distributions	(45)	(151)
Other	(3)	7
Tax payments on adjustments	(9)	33
Free cash flow	$1,223	$1,084

Appendix B

AMENDED AND RESTATED
FISERV, INC. 2007 OMNIBUS INCENTIVE PLAN

1. **Purpose and Effective Date.**

(a) **Purpose**. The Fiserv, Inc. 2007 Omnibus Incentive Plan has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers, directors, employees and consultants; and (ii) to increase shareholder value. The Plan will provide participants incentives to increase shareholder value by offering the opportunity to acquire shares of the Company's common stock, receive monetary payments based on the value of such common stock, or receive other incentive compensation, on the potentially favorable terms that this Plan provides.

(b) **Effective Date**. This Plan became effective on May 23, 2007, the date that the Plan was initially approved by the Company's shareholders (the "**Effective Date**"). Upon approval of this Plan, the Fiserv, Inc. Stock Option and Restricted Stock Plan terminated on the Effective Date and the Fiserv, Inc. Executive Incentive Compensation Plan terminated on December 31, 2007, and no new awards may be granted under such plans after their respective termination dates; provided that each such plan shall continue to govern awards outstanding as of the date of such plan's termination and such awards shall continue in force and effect until terminated pursuant to their terms. This Plan was amended and restated effective on May 22, 2013, the date that the amendment and restatement of the Plan was approved by the Company's shareholders. The Plan was further amended and restated effective as of December 2, 2013 (the "**Restatement Date**") to make the adjustments required by the Plan as a result of the two-for-one split of the Stock effective as of the close of business on the Restatement Date. The Plan was further amended and restated effective on February 20, 2018 (the "**Second Restatement Date**"). Finally, the Plan was most recently amended and restated effective as of March 19, 2018 (the "**Third Restatement Date**") to make the adjustments required by the Plan as a result of the two-for-one split of the Stock effective as of the close of business on the Third Restatement Date (the "**Stock Split**"). All Share numbers in the Plan, including Appendix A hereto, have been adjusted to reflect the Stock Split.

2. **Definitions.** Capitalized terms used in this Plan have the following meanings**:**

(a) "**Administrator**" means the Committee with respect to employee Participants and the Board with respect to Director Participants.

(b) "**Affiliate**" and "**Associate**" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act. Notwithstanding the foregoing, for purposes of determining those individuals to whom an Option or Stock Appreciation Right may be granted, the term "Affiliate" means any entity that, directly or through one or more intermediaries, is controlled by, controls, or is under common control with the Company within the meaning of Code Sections 414(b) or (c); provided that, in applying such provisions, the phrase "at least 20 percent" shall be used in place of "at least 80 percent" each place it appears therein.

(c) "**Award**" means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units, Dividend Equivalent Units, an Annual Incentive Award, a Long-Term Incentive Award, or any other type of award permitted under the Plan.

(d) "**Beneficial Owner**" means a Person who owns any securities

(i) which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (A) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase, or (B) securities issuable upon exercise of preferred stock purchase rights issued pursuant to any stock purchase rights that the Company may authorize and issue in the future, at any time before the issuance of such securities; or

       (ii)   which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this clause (ii) as a result of an agreement, arrangement or understanding to vote such security if the agreement, arrangement or understanding: (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Act and (B) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

       (iii)   which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has had any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in clause (ii) above) or disposing of any voting securities of the Company.

     (e)   "**Board**" means the Board of Directors of the Company.

     (f)   "**Cause**" means, except as otherwise determined by the Administrator and set forth in an Award agreement: (i) if a Participant is subject to an employment, retention or similar agreement with the Company or an Affiliate that includes a definition of "Cause," such definition; and (ii) for all other Participants, (A) conviction of a felony or a plea of no contest to a felony, (B) willful misconduct that is materially and demonstrably detrimental to the Company or an Affiliate, (C) willful refusal to perform duties consistent with a Participant's office, position or status with the Company or an Affiliate (other than as a result of physical or mental disability) after being requested to do so by a person or body with the authority to make such request, or (D) other conduct or inaction that the Administrator determines in its discretion constitutes Cause.

     (g)   "**Change of Control**" means the occurrence of any of the following events:

       (i)   any Person (other than (A) the Company or its subsidiaries, (B) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or its subsidiaries, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, (D) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock in the Company ("**Excluded Persons**") or (E) unless otherwise determined by the Board or the Committee, a Person which has acquired Stock in the ordinary course of business for investment purposes only and not with the purpose or effect of changing or influencing the control of the Company, or in connection with or as a participant in any transaction having such purpose or effect ("**Investment Intent**"), as demonstrated by the filing by such Person of a statement on Schedule 13G (including amendments thereto) pursuant to Regulation 13D under the Exchange Act, as long as such Person continues to hold such Stock with an Investment Intent) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates pursuant to express authorization by the Board of Directors that refers to this exception) representing 20% or more of either the then outstanding shares of Stock of the Company or the combined voting power of the Company's then outstanding voting securities; or

       (ii)   the following individuals cease for any reason to constitute a majority of the number of directors of the Company then serving: (A) individuals who, on the Effective Date, constituted the Board of

Directors; and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved (collectively the "**Continuing Directors**"); provided, however, that individuals who are appointed to the Board of Directors pursuant to or in accordance with the terms of an agreement relating to a merger, consolidation, or share exchange involving the Company (or any direct or indirect Subsidiary of the Company) shall not be Continuing Directors for purposes of this Agreement until after such individuals are first nominated for election by a vote of at least two-thirds (2/3) of the then Continuing Directors and are thereafter elected as directors by shareholders of the Company at a meeting of shareholders held following consummation of such merger, consolidation, or share exchange; provided further, that in the event the failure of any such persons appointed to the Board of Directors to be Continuing Directors results in a Change in Control, the subsequent qualification of such persons as Continuing Directors shall not alter the fact that a Change in Control occurred; or

(iii)   a merger, consolidation or share exchange of the Company with any other corporation is consummated or voting securities of the Company are issued in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company) pursuant to applicable stock exchange requirements, other than (A) a merger, consolidation or share exchange which results in the voting securities of the Company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after the Effective Date, pursuant to express authorization by the Board of Directors that refers to this exception) representing 20% or more of either the then outstanding shares of Stock or the Company or the combined voting power of the Company's then outstanding voting securities; or

(iv)   a plan of complete liquidation or dissolution of the Company is effected or there is a sale or disposition by the Company of all or substantially all of the Company's assets (in one transaction or a series of related transactions within any period of 24 consecutive months), other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least 75% of the combined voting power of the voting securities of which are owned by persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, no "Change in Control of the Company" shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the holders of the Stock of the Company immediately prior to such transaction or series of transactions continue to own, directly or indirectly, in the same proportions as their ownership in the Company, an entity that owns all or substantially all of the assets or voting securities of the Company immediately following such transaction or series of transactions.

If an Award is considered deferred compensation subject to the provisions of Code Section 409A, and if a payment under such Award is triggered upon a "Change of Control," then the foregoing definition shall be deemed amended as necessary to comply with Code Section 409A, and the Administrator may include such amended definition in the Award agreement issued with respect to such Award.

(h) "**Code**" means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(i) "**Committee**" means the Compensation Committee of the Board (or a successor committee with the same or similar authority).

(j) "**Company**" means Fiserv, Inc., a Wisconsin corporation, or any successor thereto.

(k) "**Director**" means a member of the Board, and "**Non-Employee Director**" means a Director who is not also an employee of the Company or its Subsidiaries.

(l) "**Disability**" has the meaning given in Code Section 22(e)(3), except as otherwise determined by the Administrator and set forth in an Award agreement. The Administrator shall make the determination of Disability and may request such evidence of disability as it reasonably determines.

(m) "**Dividend Equivalent Unit**" means the right to receive a payment, in cash or Shares, equal to the cash dividends or other distributions paid with respect to a Share.

(n) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(o) "**Fair Market Value**" means, per Share on a particular date: (i) the last sales price on such date on the Nasdaq Global Select Market, as reported on www.nasdaq.com, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale on such market; (ii) if the Shares are not listed on the Nasdaq Global Select Market, but are traded on another national securities exchange or in an over-the-counter market, the last sales price (or, if there is no last sales price reported, the average of the closing bid and asked prices) for the Shares on the particular date, or on the last preceding date on which there was a sale of Shares on that exchange or market; or (iii) if the Shares are neither listed on a national securities exchange nor traded in an over-the-counter market, the price determined by the Administrator.

(p) "**Incentive Award**" means the right to receive a cash payment to the extent Performance Goals are achieved, and shall include "Annual Incentive Awards" as described in Section 10 and "Long-Term Incentive Awards" as described in Section 11.

(q) "**Option**" means the right to purchase Shares at a stated price for a specified period of time.

(r) "**Participant**" means an individual selected by the Administrator to receive an Award.

(s) "**Performance Goals**" means any objective or subjective goals the Administrator establishes with respect to an Award. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

(t) "**Performance Shares**" means the right to receive Shares to the extent Performance Goals are achieved.

(u) "**Performance Unit**" means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved.

(v)   "**Person**" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(w)   "**Plan**" means this Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan, as may be amended from time to time.

(x)   "**Restricted Stock**" means a Share that is subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer.

(y)   "**Restricted Stock Unit**" means the right to receive a payment equal to the Fair Market Value of one Share.

(z)   "**Retirement**" means, except as otherwise determined by the Administrator and set forth in an Award agreement, with respect to employee Participants, termination of employment from the Company and its Affiliates (for other than Cause): (i) on or after attainment of age fifty-five (55) and completion of twenty-five (25) years of service with the Company and its Affiliates; (ii) on or after attainment of age sixty-two (62) and completion of ten (10) years of service with the Company and its Affiliates; or (iii) on or after attainment of age sixty-five (65); provided that, with respect to Director Participants, "Retirement" means the Director's resignation or failure to be re-elected on or after attainment of age sixty-two (62) and completion of six (6) years of service with the Company as a director.

(aa) "**Section 16 Participants**" means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(bb) "**Share**" means a share of Stock.

(cc) "**Stock**" means the Common Stock of the Company, par value of $0.01 per share.

(dd) "**Stock Appreciation Right**" or "**SAR**" means the right to receive a payment equal to the appreciation of the Fair Market Value of a Share during a specified period of time.

(ee) "**Subsidiary**" means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entities in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3.   **Administration.**

(a)   **Administration**. In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to: (i) interpret the provisions of this Plan, (ii) prescribe, amend and rescind rules and regulations relating to this Plan, (iii) prescribe the terms of any agreements under this Plan, (iv) correct any defect, supply any omission, or reconcile any inconsistency in any Award or agreement covering an Award in the manner and to the extent it deems desirable to carry this Plan into effect, and (v) make all other determinations necessary or advisable for the administration of this Plan. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.

(b)   **Delegation to Other Committees or Officers**. To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Committee may delegate to one or more officers of the Company, any or all of their respective authority and responsibility as an Administrator of the Plan; provided that no such delegation is permitted with respect to Stock-based Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of Non-Employee Directors. If the Board or the Committee has made such a delegation, then all references to the Administrator in this Plan include such other committee or one or more officers to the extent of such delegation.

(c) **Indemnification**. The Company will indemnify and hold harmless each member of the Board and the Committee, and each officer or member of any other committee to whom a delegation under Section 3(b) has been made, as to any acts or omissions with respect to this Plan or any Award to the maximum extent that the law and the Company's by-laws permit.

4. **Eligibility**. The Administrator may designate any of the following as a Participant from time to time, to the extent of the Administrator's authority: any officer or other employee of the Company or its Affiliates; an individual that the Company or an Affiliate has engaged to become an officer or employee; a consultant who provides services to the Company or its Affiliates; or a Director, including a Non-Employee Director. The Administrator's granting of an Award to a Participant will not require the Administrator to grant an Award to such individual at any future time. The Administrator's granting of a particular type of Award to a Participant will not require the Administrator to grant any other type of Award to such individual.

5. **Types of Awards**. Subject to the terms of this Plan, the Administrator may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of incentive stock options within the meaning of Code Section 422. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate).

6. **Shares Reserved under this Plan.**

(a) **Plan Reserve**. Subject to adjustment as provided in Section 18, an aggregate of 51,146,300 Shares are reserved for issuance under this Plan after the Third Restatement Date, representing the number of Shares remaining available for future grants of Awards on the Third Restatement Date plus the number of Shares subject to outstanding Awards on the Third Restatement Date. The Shares reserved for issuance may be either authorized and unissued Shares or shares reacquired at any time and now or hereafter held as treasury stock.

(b) **Aggregate Award Limits**. Subject to adjustment as provided in Section 18, the Company may issue only an aggregate of 10,000,000 Shares upon the exercise of incentive stock options after the Third Restatement Date and may issue only an aggregate of 37,785,788 Shares pursuant to "full-value awards" after the Third Restatement Date. For this purpose, a full-value award includes Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units (valued in relation to a Share), Dividend Equivalent Units, and any other similar Award under which the value of the Award is measured as the full value of a Share, rather than the increase in the value of a Share.

(c) **Replenishment of Shares Under this Plan**. With respect to Awards that are settleable in Stock, the aggregate number of Shares reserved under Section 6(a) shall be depleted at the time of grant by the target number of Shares with respect to which an Award is granted. If more than the target number of Shares with respect to an Award are earned, then the number of Shares reserved under this Section 6(a) shall be depleted at the time of settlement by such additional Shares. To the extent that Shares covered by an Award are not issued due to the lapse, expiration, termination or cancellation of an Award, or if Shares are forfeited under an Award, or if Shares are issued under any Award and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, then such Shares may again be used for new Awards under this Plan under Section 6(a) and Section 6(b), but such Shares may not be issued pursuant to incentive stock options. Notwithstanding the foregoing, in no event shall the following Shares be recredited to the Plan's reserve: (i) Shares issued under the Plan that are purchased by the Company using proceeds from Option exercises; (ii) Shares tendered or withheld in payment of the exercise price of an

Option or as a result of the net settlement of an outstanding Stock Appreciation Right; or (iii) Shares tendered or withheld to satisfy federal, state or local tax withholding obligations.

7. **Options**. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Option, including but not limited to: (i) whether the Option is an "incentive stock option" which meets the requirements of Code Section 422, or a "nonqualified stock option" which does not meet the requirements of Code Section 422; (ii) the number of Shares subject to the Option; (iii) the exercise price, which may not be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; (iv) the terms and conditions of exercise; and (v) the term, except that an Option must terminate no later than ten (10) years after the date of grant. In all other respects, the terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Administrator determines otherwise. If an Option that is intended to be an incentive stock option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure.

8. **Stock Appreciation Rights**. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each SAR, including but not limited to: (a) whether the SAR is granted independently of an Option or relates to an Option; (b) the number of Shares to which the SAR relates; (c) the grant price, provided that the grant price shall not be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant; (d) the terms and conditions of exercise or maturity; (e) the term, provided that an SAR must terminate no later than ten (10) years after the date of grant; and (f) whether the SAR will be settled in cash, Shares or a combination thereof. If an SAR is granted in relation to an Option, then unless otherwise determined by the Administrator, the SAR shall be exercisable or shall mature at the same time or times, on the same conditions and to the extent and in the proportion, that the related Option is exercisable and may be exercised or mature for all or part of the Shares subject to the related Option. Upon exercise of any number of SARs, the number of Shares subject to the related Option shall be reduced accordingly and such Option may not be exercised with respect to that number of Shares. The exercise of any number of Options that relate to an SAR shall likewise result in an equivalent reduction in the number of Shares covered by the related SAR.

9. **Performance and Stock Awards**. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, including but not limited to: (a) the number of Shares and/or units to which such Award relates; (b) whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; (c) whether the restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse, and all or a portion of the Performance Goals subject to an Award shall be deemed achieved, upon a Participant's death, Disability or Retirement, or such other circumstances as the Administrator may specify; (d) with respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; and (e) with respect to Restricted Stock Units and Performance Units, whether to settle such Awards in cash, in Shares, or a combination thereof.

10. **Annual Incentive Awards**. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of an Annual Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment, subject to the following: (a) the Administrator must require that payment of all or any portion of the amount subject to the Annual Incentive Award is contingent on the achievement of one or more Performance Goals during the period the Administrator specifies, although the Administrator may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement, or such other circumstances as the Administrator may specify; and (b) the performance period must relate to a period of one fiscal year of the Company except that, if the Award is made in the year this Plan becomes effective, at the time of commencement of employment with the Company or on the occasion of a promotion, then the

Award may relate to a period shorter than one fiscal year. Nothing herein shall preclude the Administrator from providing other cash incentive payments outside of the terms of the Plan.

11. **Long-Term Incentive Awards**. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of a Long-Term Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment, subject to the following: (a) the Administrator must require that payment of all or any portion of the amount subject to the Long-Term Incentive Award is contingent on the achievement of one or more Performance Goals during the period the Administrator specifies, although the Administrator may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement, or such other circumstances as the Administrator may specify; and (b) the performance period must relate to a period of more than one fiscal year of the Company. Nothing herein shall preclude the Administrator from providing other cash incentive payments outside of the terms of the Plan.

12. **Dividend Equivalent Units**. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Dividend Equivalent Units, including but not limited to whether: (a) such Award will be granted in tandem with another Award; (b) payment of the Award be made currently or credited to an account for the Participant which provides for the deferral of such amounts until a stated time; and (c) the Award will be settled in cash or Shares; provided that any Dividend Equivalent Units granted in connection with an Option, Stock Appreciation Right or other "stock right" within the meaning of Code Section 409A shall be set forth in a written arrangement that is separate from such Award, and to the extent the payment of such dividend equivalents is considered deferred compensation, such written arrangement shall comply with the provisions of Code Section 409A. Notwithstanding the foregoing, each Dividend Equivalent Unit granted in tandem with another Award on and after the Second Restatement Date shall provide for payment only if, when, and only to the same extent, such other Award vests.

13. **Other Stock-Based Awards**. Subject to the terms of this Plan, the Administrator may grant to Participants other types of Awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, Shares, either alone or in addition to or in conjunction with other Awards, and payable in Stock or cash. Without limitation, such Award may include the issuance of shares of unrestricted Stock, which may be awarded in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, as a bonus, or upon the attainment of Performance Goals or otherwise, or rights to acquire Stock from the Company. The Administrator shall determine all terms and conditions of the Award, including but not limited to, the time or times at which such Awards shall be made, and the number of Shares to be granted pursuant to such Awards or to which such Award shall relate; provided that any Award that provides for purchase rights shall be priced at 100% of Fair Market Value on the date of the Award.

14. **Minimum Vesting Period**. All Awards granted on and after the Second Restatement Date shall have a minimum vesting period of one year from the date of grant. Notwithstanding the foregoing, the Administrator may grant Awards with less than a one-year vesting requirement, provided such Awards do not relate to more than 5% of the Plan's Shares available for Awards as of the Second Restatement Date.

15. **Transferability**. Awards are not transferable other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a Participant to: (a) designate in writing a beneficiary to exercise the Award or receive payment under an Award after the Participant's death; or (b) transfer an Award for no consideration.

16. **Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.**

(a) **Term of Plan**. Unless the Board earlier terminates this Plan pursuant to Section 16(b), this Plan will terminate when all Shares reserved for issuance have been issued. If the term of this Plan extends beyond ten (10) years from the Effective Date, no incentive stock options may be granted after such time unless the shareholders of the Company have approved an extension of this Plan.

(b) **Termination and Amendment**. The Board or the Committee may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i) the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) action of the Board, (B) applicable corporate law, or (C) any other applicable law;

(ii) shareholders must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded, or (D) any other applicable law; and

(iii) shareholders must approve any of the following Plan amendments: (A) an amendment to materially increase any number of Shares specified in Section 6(a) (except as permitted by Section 18), or (B) an amendment that would diminish the protections afforded by Section 16 (e).

(c) **Amendment, Modification or Cancellation of Awards**. Except as provided in Section 16(e) and subject to the requirements of this Plan, the Administrator may modify, amend or cancel any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award; provided that any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of the Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in the Award, but the Administrator need not obtain Participant (or other interested party) consent for the adjustment or cancellation of an Award pursuant to the provisions of Section 18 or the modification of an Award to the extent deemed necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which the Shares are then traded, or to preserve favorable accounting or tax treatment of any Award for the Company. Notwithstanding the foregoing, unless determined otherwise by the Administrator, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply.

(d) **Survival of Authority and Awards**. Notwithstanding the foregoing, the authority of the Board and the Administrator under this Section 16 and to otherwise administer the Plan will extend beyond the date of this Plan's termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e) **Repricing and Backdating Prohibited**. Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided in Section 18, neither the Administrator nor any other person may (i) decrease the exercise price for any outstanding Option or SAR after the date of grant, (ii) allow a Participant to surrender an outstanding Option or SAR to the Company as consideration for the grant of a new Option or SAR with a lower exercise price, or (iii) cancel an outstanding Option or SAR with an exercise price above the current Fair Market Value of a Share in exchange for cash or other securities. In addition, the Administrator may not make a grant of an Option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such Award.

(f) **Foreign Participation**. To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Administrator approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 16(b)(ii).

(g) **Code Section 409A**. The provisions of Code Section 409A are incorporated herein by reference to the extent necessary for any Award that is subject to Code Section 409A to comply therewith.

17. **Taxes.**

(a) **Withholding**. In the event the Company or an Affiliate of the Company is required to withhold any Federal, state or local taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company may deduct (or require an Affiliate to deduct) from any payments of any kind otherwise due the Participant cash, or with the consent of the Committee, Shares otherwise deliverable or vesting under an Award, to satisfy such tax obligations. Alternatively, the Company may require such Participant to pay to the Company, in cash, promptly on demand, or make other arrangements satisfactory to the Company regarding the payment to the Company of the aggregate amount of any such taxes and other amounts. If Shares are deliverable upon exercise or payment of an Award, the Committee may permit a Participant to satisfy all or a portion of the Federal, state and local withholding tax obligations arising in connection with such Award by electing to (a) have the Company withhold Shares otherwise issuable under the Award, (b) tender back Shares received in connection with such Award, or (c) deliver other previously owned Shares; provided that from and after the Second Restatement Date, the amount to be withheld may not exceed the total maximum statutory tax withholding obligations associated with the transaction to the extent needed for the Company to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Committee requires. In any case, the Company may defer making payment or delivery under any Award if any such tax may be pending unless and until indemnified to its satisfaction.

(b) **No Guarantee of Tax Treatment**. Notwithstanding any provisions of the Plan, the Company does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

18. **Adjustment Provisions; Change of Control.**

(a) **Adjustment of Shares**. If: (i) the Company shall at any time be involved in a merger or other transaction in which the Shares are changed or exchanged; (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than preferred stock purchase rights issued pursuant to the terms of the Company's Shareholder Rights Agreement, dated as of February 24, 1998, as amended from time to time, or any successor to such Rights Agreement, or any similar stock purchase rights that the Company may authorize and issue in the future) or other property; (iii) the Company shall effect a cash dividend the amount of which, on a per Share basis, exceeds ten percent (10%) of the Fair Market Value of a Share at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Shares in the form of cash, or a repurchase of Shares, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (iv) any other event shall occur, which, in the case of this clause (iv), in the judgment of the Board or Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Administrator shall, in such manner as it may deem equitable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, adjust as applicable: (A) the number and type of Shares subject to this Plan (including the number and type of Shares described in Sections 6(a) and (b)) and which may after the event be made the subject of Awards; (B) the number and type of Shares subject to outstanding Awards; (C) the grant, purchase, or exercise price with respect to any Award; and (D) the Performance Goals of an Award. In each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Without limitation, in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute, on an equitable basis as the Administrator determines, for each Share then subject to an Award and the Shares subject to this Plan (if the Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction. Notwithstanding the foregoing, in the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the Shares (including a reverse stock split), if no action is taken by the Administrator, adjustments contemplated by this subsection that are proportionate shall nevertheless automatically be made as of the date of such stock dividend or subdivision or combination of the Shares.

(b)   **Issuance or Assumption**. Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c)   **Change of Control**. If the Participant has in effect an employment, retention, change of control, severance or similar agreement with the Company or any Affiliate that discusses the effect of a Change of Control on the Participant's Awards, then such agreement shall control. In all other cases, unless provided otherwise in an Award agreement and notwithstanding any provision in this Plan to the contrary, in the event of a Change of Control:

(i)   The successor or purchaser in the Change of Control transaction may assume an Award or provide a substitute award with similar terms and conditions, and preserving the same benefits, as the Award it is replacing.

(ii)   If the successor or purchaser in the Change of Control transaction does not assume the Awards or issue replacement awards as provided in clause (i), then unless otherwise determined by the Board prior to the date of the Change of Control, immediately prior to the date of the Change of Control:

(A)   each Option or SAR that is then held by a Participant who is employed by or in the service of the Company or an Affiliate shall become immediately and fully vested, and all Options and SARs shall be cancelled on the date of the Change of Control in exchange for a cash payment equal to the excess of the Change of Control price of the Shares covered by the Option or SAR that is so cancelled over the purchase or grant price of such Shares under the Award;

(B)   Restricted Stock and Restricted Stock Units that are not then vested shall vest;

(C)   all Performance Shares and/or Performance Units that are earned but not yet paid shall be paid in cash in an amount equal to the value of the Performance Share and/or Performance Unit, and all Performance Shares and Performance Units for which the performance period has not expired shall be cancelled in exchange for a cash payment equal to the product of the value of the Performance Share and/or

Performance Unit and a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Award is subject to the date of the Change of Control and the denominator of which is the number of whole months in the performance period;

(D) all Annual and Long-Term Incentive Awards that are earned but not yet paid shall be paid, and all Annual and Long-Term Incentive Awards that are not yet earned shall be cancelled in exchange for a cash payment in an amount determined by taking the product of: (1) the amount that would have been due under such Award(s) if the Performance Goals (as measured at the time of the Change of Control) were to continue to be achieved at the same rate through the end of the performance period; and (2) a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Award is subject to the date of the Change of Control and the denominator of which is the number of whole months in the performance period; and

(E) all Dividend Equivalent Units that are not vested shall vest (to the same extent as the Award granted in tandem with the Dividend Equivalent Unit, if applicable) and be paid in cash.

(F) All other Awards that are not vested shall vest and if an amount is payable under such vested Award, such amount shall be paid in cash based on the value of the Award.

If the value of an Award is based on the Fair Market Value of a Share, Fair Market Value shall be deemed to mean the per share Change of Control price. The Administrator shall determine the per share Change of Control price paid or deemed paid in the Change of Control transaction.

Except as otherwise expressly provided in any agreement between a Participant and the Company or an Affiliate, if the receipt of any payment by a Participant under the circumstances described above would result in the payment by the Participant of any excise tax provided for in Section 280G and Section 4999 of the Code, then the amount of such payment shall be reduced to the extent required to prevent the imposition of such excise tax.

19. **Miscellaneous.**

(a) **Other Terms and Conditions**. The grant of any Award may also be subject to other provisions (whether or not applicable to the Award granted to any other Participant) as the Administrator determines appropriate, including, without limitation, provisions for:

(i) the payment of the purchase price of Options by delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, or by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price;

(ii) restrictions on resale or other disposition of Shares; and

(iii) compliance with federal or state securities laws and stock exchange requirements.

(b) **Employment and Service**. The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Administrator, for purposes of the Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

(ii)   a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate shall not be considered to have ceased service as a Director with respect to any Award until such Participant's termination of employment with the Company and its Affiliates;

(iii)   a Participant who ceases to be employed by the Company or an Affiliate and immediately thereafter becomes a Non-Employee Director, a non-employee director of an Affiliate, or a consultant to the Company or any Affiliate shall not be considered to have terminated employment until such Participant's service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv)   a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, if a Participant's termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon his or her "separation from service" within the meaning of Code Section 409A.

(c)   **No Fractional Shares**. No fractional Shares or other securities may be issued or delivered pursuant to this Plan, and the Administrator may determine whether cash, other securities or other property will be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights to fractional Shares or other securities will be canceled, terminated or otherwise eliminated.

(d)   **Unfunded Plan**. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan's benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company's general unsecured creditors.

(e)   **Requirements of Law and Securities Exchange**. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges.

(f)   **Governing Law**. This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Wisconsin, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any award agreement, may only be heard in a "bench" trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(g)   **Limitations on Actions**. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(h) **Construction**. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Titles of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(i) **Severability**. If any provision of this Plan or any award agreement or any Award (a) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (b) would disqualify this Plan, any award agreement or any Award under any law the Administrator deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such award agreement and such Award will remain in full force and effect.

APPENDIX A TO THE PLAN

PROVISIONS APPLICABLE TO PERFORMANCE-BASED COMPENSATION
UNDER CODE SECTION 162(m)

1. **Application of Appendix A**. This Appendix A applies to Awards under which 162(m) Compensation (as defined below) is payable, and the provisions hereof take precedence over any contrary provision of the Plan. Such Awards are referred to herein as "Grandfathered Awards." The term "162(m) Compensation" means compensation payable under a written binding contract that was in effect as of November 2, 2017, and that is not materially modified thereafter (all within the meaning of Code Section 162(m)), and that otherwise qualifies as "performance-based compensation" under Section 162(m) of the Code as in effect prior to January 1, 2018. To the extent any changes to the Plan made on or after the Second Restatement Date would cause a Grandfathered Award to cease to qualify as such, such changes shall not be applicable to such Award.

2. **Performance Goals**. With respect to Grandfathered Awards, the Committee may establish one or more performance goals that relate to one or more of the following with respect to the Company or any one or more of its Subsidiaries, Affiliates or other business units: net sales; cost of sales; revenue; gross income; net income; operating income; income from continuing operations; earnings (including before taxes, and/or interest and/or depreciation and amortization); earnings per share (including diluted earnings per share); price per share; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; ratio of debt to debt plus equity; return on shareholder equity; return on capital; return on assets; operating working capital; average accounts receivable; economic value added; customer satisfaction; operating margin; profit margin; sales performance; sales quota attainment; new sales; cross/integrated sales; client engagement; client acquisition; net promoter score; internal revenue growth; and client retention. As to each Performance Goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, if applicable; provided that, the Committee may, at the time of establishing the Performance Goal(s), exclude the effects of (i) extraordinary, unusual and/or non-recurring items of gain or loss, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, or (iv) the effect of a merger or acquisition. Where applicable, the Performance Goals may be expressed, without limitation, in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers or a percentage) in the particular criterion or achievement in relation to a peer group or other index. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

3. **Administration**. For purposes of administering a Grandfathered Award, each member of the Committee must qualify as an "outside director" within the meaning of Code Section 162(m).

4. **Individual Participant Limitations**. Subject to adjustment as provided in Section 18 of the Plan, no Participant may be granted Grandfathered Awards in any fiscal year of the Company that would result in the Participant receiving:

   (a) Options for, and/or Stock Appreciation Rights with respect to, more than 2,000,000 Shares;

   (b) Awards of Restricted Stock and/or Restricted Stock Units relating to more than 480,000 Shares;

   (c) Awards of Performance Shares, and/or Awards of Performance Units the value of which is based on the Fair Market Value of Shares, for more than 480,000 Shares;

(d)   Awards of Performance Units, the value of which is not based on the Fair Market Value of Shares, for more than $3,000,000;

(e)   other Stock-based Awards pursuant to Section 13 relating to more than 480,000 Shares;

(f)   an Annual Incentive Award that would pay more than $3,000,000; or

(g)   a Long-Term Incentive Award that would pay more than $6,000,000.

In all cases, determinations under this Section 4 should be made in a manner that is consistent with the exemption for performance based compensation that Code Section 162(m) provides.

5.   **Deemed Achievement of Performance Goals**. The Committee's discretion to deem some or all of the Performance Goals under a Grandfathered Award to have been achieved (in whole or part) upon Retirement or other termination of employment shall be exercised in a manner that is consistent with the requirements of Section 162(m).

6.   **Adjustments**. Upon the occurrence of an event described in Section 18 of the Plan, the Committee shall have the discretion to adjust the individual award limits described in Section 4 above and the Performance Goals under a Grandfathered Award in the manner permitted by Section 18, but only to the extent such discretion does not cause a Grandfathered Award to cease to qualify as performance-based compensation under Code Section 162(m).

7.   **Shareholder Approval of Amendments to Appendix A**. To the extent required by Code Section 162(m), shareholders must approve any amendments to this Appendix A (except as permitted by Section 18 of the Plan).